IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04031717

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

JUN - 1 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for June 1, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102888
(SEC File Number, if Available)

PROCESSED
JUN 02 2004
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5554836v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on JUNE 2, 2004.

INDYMAC, MBS, INC.

By: Victor H. Woodworth

Victor H. Woodworth
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY Greenwich Capital Markets, Inc.

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2004-AR2

IndyMac INDX Mortgage Loan Trust 2004-AR2
Mortgage Pass-Through Certificates, Series 2004-AR2

Preliminary Marketing Materials

$884,210,100 (Approximate)

IndyMac MBS, Inc.
Depositor

IndyMac Bank®
Seller and Master Servicer

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: May 4, 2004***

IndyMac INDX Mortgage Loan Trust 2004-AR2
Mortgage Pass-Through Certificates, Series 2004-AR2

$884,210,100 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx) (1)	WAL (Yrs) Call/ Mat(2)	Pmt Window (Mths) Call/ Mat(2)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
1-A-1	$320,000,000	3.62 / 3.97	1-113 / 1-359	Floater (3)	Senior Floater	AAA/Aaa
2-A-1	$519,240,000	3.62 / 3.96	1-113 / 1-359	Floater (3)	Senior Floater	AAA/Aaa
A-X-1(4)	Notional	N/A	N/A	Variable	Senior/NAS IO	AAA/Aaa
A-X-2(5)	Notional	Not Marketed Hereby		Variable	Senior/WAC IO/PO	AAA/Aaa
A-R	$100	Not Marketed Hereby		Variable	Senior/Residual	AAA/Aaa
B-1	$26,090,000	6.18 / 6.93	1-113 / 1-359	Floater (6)	Subordinate Floater	AA/Aa2
B-2	$12,140,000	6.18 / 6.93	1-113 / 1-359	Floater (6)	Subordinate Floater	A/A2
B-3	$6,740,000	6.18 / 6.93	1-113 / 1-359	Floater (6)	Subordinate Floater	BBB/Baa2
B-4	$6,740,000	Privately Offered Certificates			Subordinate Floater	BB/NR
B-5	$5,390,000				Subordinate Floater	B/NR
B-6	$3,659,900				Subordinate Floater	NR/NR
Total	**$900,000,000**					

(1) *Distributions on the Class 1-A-1 Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans ("**Group 1 Mortgage Loans**"). Distributions on the Class 2-A-1 Certificates will be derived primarily from a pool of conforming and non-conforming balance adjustable-rate mortgage loans ("**Group 2 Mortgage Loans**"). Distributions on the Subordinate Certificates will be derived from the Group 1 Mortgage Loans and Group 2 Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *The WAL and Payment Window for the Class 1-A-1, Class 2-A-1, Class B-1, Class B-2 and Class B-3 Certificates are shown to the first possible Optional Call Date and to maturity.*

(3) *On each Distribution Date, the Certificate Interest Rate for the Class 1-A-1 and Class 2-A-1 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (which margin doubles after the first possible Optional Call Date) and (ii) the related Net WAC Cap.*

(4) *The Class A-X-1 Certificates will consist of two interest only components each of which is related to a specific group of Mortgage Loans. The notional balance of the Class A-X-1 Certificates immediately prior to any Distribution Date is equal to the sum of the notional balances of such components. The notional balance of the Class A-X-1 group 1 component immediately prior to any Distribution Date is equal to the lesser of (i) the amount specified for such Distribution Date on the Class A-X-1 group 1 component notional balance schedule described herein and (ii) the aggregate principal balance of the Class 1-A-1 Certificates immediately prior to such Distribution Date. The notional balance of the Class A-X-1 group 2 component immediately prior to any Distribution Date is equal to the lesser of (i) the amount specified for such Distribution Date on the Class A-X-1 group 2 component notional balance schedule described herein and (ii) the aggregate principal balance of the Class 2-A-1 Certificates immediately prior to such Distribution Date. Beginning on the Distribution Date in January 2008, the notional balance of the Class A-X-1 Certificates immediately prior to a Distribution Date will be equal to zero. The Certificate Interest Rate for the Class A-X-1 Certificates will be equal to 0.80%. Principal will not be distributed on the Class A-X-1 Certificates.*

(5) *The Class A-X-2 Certificates will consist of one interest only component and two principal only components each related to a specific group of Mortgage Loans. The interest only component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans. It will accrue interest on its notional balance on each Distribution Date at a Certificate Interest Rate equal to the excess of (i) the*

weighted average of the Net Mortgage Rates of the Mortgage Loans over (ii) the weighted average of the Certificate Interest Rates of the Certificates (other than the Class A-X-2 Certificates) adjusted for the related interest accrual period, multiplied by a fraction, the numerator of which is the aggregate principal balance of the Certificates (other than the Class A-X-2 Certificates) immediately prior to such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date. The principal only components of the Class A-X-2 Certificates will each have an initial principal balance equal to zero, which principal balance will be increased to the extent of any Deferred Interest from the related group of Mortgage Loans allocated to the related principal only component of the Class A-X-2 Certificates, as described herein.

(6) For each Distribution Date, the Certificate Interest Rate for the Class B-1, Class B-2 and Class B-3 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (in each case, which margin will be multiplied by 1.5 after the first possible Optional Call Date), and (ii) the related Net WAC Cap.

Depositor:	IndyMac MBS, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Trustee:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P and Moody's will rate the Offered Certificates as specified on the prior page.
Cut-off Date:	June 1, 2004.
Expected Pricing Date:	May [5], 2004.
Closing Date:	On or about June 4, 2004.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in July 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A-1, Class 2-A-1, Class A-X-1 and Class A-X-2 Certificates (collectively the ***"Class A Certificates"***), and Class A-R Certificate. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will be referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class 1-A-1, Class 2-A-1 Certificates and the Subordinate Certificates are referred to herein as the "***LIBOR Certificates***". The Senior Certificates and the Class B-1, Class B-2 and Class B-3 Certificates (the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The price to be paid by investors for the LIBOR Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-X-1 and Class A-X-2 will include [3] days of accrued interest.
Interest Accrual Period:	The interest accrual period with respect to the LIBOR Certificates for a given Distribution Date will be the period beginning with the 25th of the month prior to such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis). The interest accrual period for the Class A-R, Class A-X-1 and Class A-X-2 Certificates will be the calendar month prior to such Distribution Date (on a 30/360 basis).

Registration:	The Offered Certificates (other than the Class A-R Certificates) will be made available in book-entry form through DTC. The Offered Certificates will, upon request, be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that a portion of the Class A Certificates and Subordinate Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Class A Certificates and Class B-1, Class B-2 and Class B-3 Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A, Class B-1, Class B-2 or Class B-3 Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate will not be ERISA eligible.
SMMEA Treatment:	The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an option to terminate the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Pricing Prepayment Speed:	The LIBOR Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The "***Mortgage Loans***" consist of adjustable rate, first lien residential mortgage loans with original terms to maturity of 30 years. The Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after the initial fixed rate teaser period of one month) based upon an index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the "***MTA***"). After the one month initial fixed rate teaser period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of MTA and the related gross margin. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For each of the Mortgage Loans, the related borrower must make a minimum monthly payment which is subject to adjustment on a date specified in the mortgage note and annually on the same date thereafter, subject to the conditions that (i) the amount of the minimum monthly payment will not increase or decrease by an amount that is more than 7.50% of the last minimum monthly payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter as well as the final payment adjustment date, the minimum monthly payment will be recast without regard to the limitation in clause (i) above to amortize fully the then unpaid principal balance over the remaining term to maturity and (iii) if the unpaid principal balance exceeds 110% of the original principal balance due to Deferred Interest (the "***Negative Amortization Limit***"), the minimum monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "***Deferred Interest***"). The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

The "***Group 1 Mortgage Loans***" consist of conforming balance adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. The "***Group 2 Mortgage Loans***" consist of conforming and non-conforming balance adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years.

Statistical Mortgage Loans: The aggregate principal balance of the statistical mortgage loans as of the Cut-off Date is assumed to be approximately $763,038,842 (the "***Statistical Mortgage Loans***").

Additional Mortgage Loans will be added to the trust on the Closing Date such that (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $900,000,000 (ii) the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date is expected to be approximately $343,200,000 and (iii) the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date is expected to be approximately $556,800,000 (in each case, subject to a variance of 10%).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [6.75]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [3.85]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [2.50]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [1.75]% total subordination.

Shifting Interest: Until the Distribution Date occurring in July 2014, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal.

The unscheduled principal payment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
July 2004 – June 2014	0% Pro Rata Share
July 2014 – June 2015	30% Pro Rata Share
July 2015 – June 2016	40% Pro Rata Share
July 2016 – June 2017	60% Pro Rata Share
July 2017 – June 2018	80% Pro Rata Share
July 2018 and after	100% Pro Rata Share

However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled from the initial credit enhancement percentage (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in July 2007, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in July 2007, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Scheduled principal payments will be distributed pro rata to the Senior and Subordinate Certificates.

Any unscheduled principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage related to the loan group (aggregate principal balance of the related Senior Certificates, divided by the aggregate principal balance of the related Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the related Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the related Mortgage Loans as of the Cut-off Date), the related Senior Certificates will receive all unscheduled principal payments for the Mortgage Loans, regardless of any unscheduled principal payment percentages above.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the related class principal balance has been reduced to zero; and *second*; to the Senior Certificates (other than the Class A-X-1 Certificates) until the related class principal balance or component principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the related Class A Certificates and the Subordinate Certificates on a pro rata basis.

Net Mortgage Rate:

The ***"Net Mortgage Rate"*** with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate (0.375%) and the trustee fee rate.

Net WAC Cap:

The ***"Net WAC Cap"*** for the Class 1-A-1 Certificates is equal to (x) the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans less (y) the Certificate Interest Rate of the Class A-X-1 Certificates multiplied by a fraction equal to (i) the notional balance of the group 1 component of the Class A-X-1 Certificates immediately prior to such Distribution Date divided by (ii) the aggregate principal balance of the Class 1-A-1 Certificates immediately prior to such Distribution Date, in each case adjusted for the related interest accrual period.

The ***"Net WAC Cap"*** for the Class 2-A-1 Certificates is equal to (x) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans less (y) the Certificate Interest Rate of the Class A-X-1 Certificates multiplied by a fraction equal to (i) the notional balance of the group 2 component of the Class A-X-1 Certificates immediately prior to such Distribution Date divided by (ii) the aggregate principal balance of the Class 2-A-1 Certificates immediately prior to such Distribution Date, in each case adjusted for the related interest accrual period.

The ***"Net WAC Cap"*** for the Subordinate Certificates is equal to the weighted average of (x) the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans and (y) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans, in each case weighted by the related group subordinate component principal balance, in each case adjusted for the related interest accrual period.

Carryover Shortfall Amount:

The LIBOR Certificates will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) interest accrued at the Certificate Interest Rate for such Class (without giving effect to the Net WAC Cap) over (b) the amount of interest actually accrued on such Class and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the Net WAC Cap) (together, the "***Carryover Shortfall Amount***"). The Carryover Shortfall Amount will be paid only to the extent of interest otherwise distributable to the Class A-X-2 Certificates (after the reduction due to Deferred Interest allocable to the Class A-X-2 Certificates) and additionally only in the case of the Class 1-A-1 and Class 2-A-1 Certificates, amounts available from the related Yield Maintenance Agreement, on such Distribution Date or future Distribution Dates.

Deferred Interest Allocable to the Certificates:

For any Distribution Date the aggregate amount of Deferred Interest will be allocated to the Certificates (other than the Class A-X-1 Certificates) as follows (in each case to the extent of current interest allocable to such Class of Certificates): First to the Class A-X-2 Certificates, then to the Class B-6 Certificates, then to the Class B-5 Certificates, then to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, and lastly to the Class 1-A-1 and Class 2-A-1 Certificates on a pro rata basis (based on Deferred Interest in the related group). The amount of current interest allocable to each Class of Certificates (other than the Class A-X-1 Certificates) will be reduced by the amount of Deferred Interest allocable to such Class of Certificates and such Deferred Interest will be added to the principal balance of such Class of Certificates (or added to the principal balance of the principal only component in the case of the Class A-X-2 Certificates).

Class A-X-1 Notional Balance Schedules:

The Class A-X-1 notional balance schedule will be based on the balance of the Class 1-A-1 and Class 2-A-1 Certificates amortized at a pre-specified prepayment assumption.

Yield Maintenance Agreements:

On the Closing Date, the Trustee will enter into a "***Yield Maintenance Agreement***", or "***YMA***", with a counterparty (the "***Counterparty***") for the benefit of each of the Class 1-A-1 and Class 2-A-1 Certificates. The notional balance of the YMA on each Distribution Date for the Class 1-A-1 and Class 2-A-1 Certificates is subject to a maximum equal to the principal balance of the Class 1-A-1 or Class 2-A-1 Certificates for such Distribution Date respectively. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.50%. Each Yield Maintenance Agreement will terminate after the Distribution Date in May 2014. Any payments received from the related Yield Maintenance Agreement will be used to pay Carryover Shortfall Amounts on the Class 1-A-1 or Class 2-A-1 Certificates as applicable.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, from the related Mortgage Loans, *provided, however*, that any interest otherwise distributable with respect to the Class A-X-2 Certificates will be reduced to the extent necessary to pay any Carryover Shortfall Amount below;
2)
   a) from the Group 1 Mortgage Loans, to the Class A-R Certificates, Class 1-A-1 Certificates and group 1 principal-only component of the Class A-X-2 Certificates, sequentially, until the principal balance of such Class (or the related principal only component in the case of the Class A-X-2 Certificates) has been reduced to zero;
   b) from the Group 2 Mortgage Loans, to the Class 2-A-1 Certificates and group 2 principal-only component of the Class A-X-2 Certificates, sequentially, until the principal balance of such Class (or the related principal only component in the case of the Class A-X-2 Certificates) has been reduced to zero;
3) Class 1-A-1, Class 2-A-1 and Subordinate Certificates (on a pro rata basis), to pay any related Carryover Shortfall Amount, (after giving effect to payments received from their related YMA in the case of the Class 1-A-1 and Class 2-A-1 Certificates) solely from amounts otherwise distributable with respect to the Class A-X-2 Certificates;
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
5) Class B-1 Certificates, principal allocable to such Class;
6) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
7) Class B-2 Certificates, principal allocable to such Class;
8) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate;
9) Class B-3 Certificates, principal allocable to such Class;
10) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
11) Class A-R Certificate, any remaining amount.

* The interest allocable to a Class of Certificates (other than the Class A-X-1 Certificates) on any Distribution Date will be reduced by the amount of any Deferred Interest allocated to such Class of Certificates on such Distribution Date.

** Under certain limited circumstances such as when (i) the aggregate principal balance of the Class A Certificates and principal only component related to a group have been reduced to zero or (ii) the aggregate principal balance of the Class A Certificates and principal only component related to a group are undercollateralized, principal and/or interest from a group will be used to make payments on the unrelated Class A Certificates and principal only component.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Effective Net WAC Cap(1)(2)(3)

The Effective Net WAC Cap for the Class 1-A-1 Certificates will be equal to approximately 1.80% for the first Distribution Date and 10.50% for every Distribution Date thereafter until the first possible Optional Call Date.

The Effective Net WAC Cap for the Class 2-A-1 Certificates will be equal to approximately 1.74% for the first Distribution Date and 10.50% for every Distribution Date thereafter until the first possible Optional Call Date.

(1) Assumes MTA and One-Month LIBOR increase instantaneously to 20.00% and the cashflows are run to the first possible Optional Call Date at the pricing prepayment speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Assumes the borrowers on the Mortgage Loans always make a fully amortizing payment each month and no Deferred Interest is created.

Weighted Average Life Tables [1]

Class 1-A-1 To Optional Call Date

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	6.70	4.75	3.62	2.36	1.69
MDUR (yr)	6.18	4.48	3.46	2.28	1.65
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	04/25/2021	09/25/2016	11/25/2013	08/25/2010	11/25/2008

Class 1-A-1 To Maturity

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	7.13	5.17	3.97	2.59	1.85
MDUR (yr)	6.51	4.81	3.75	2.49	1.79
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	05/25/2034	05/25/2034	05/25/2034	05/25/2034	05/25/2034

Class 2-A-1 To Optional Call Date

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	6.69	4.75	3.62	2.36	1.69
MDUR (yr)	6.17	4.47	3.45	2.28	1.65
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	04/25/2021	09/25/2016	11/25/2013	08/25/2010	11/25/2008

Class 2-A-1 To Maturity

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	7.12	5.16	3.96	2.59	1.85
MDUR (yr)	6.50	4.80	3.74	2.49	1.79
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	05/25/2034	05/25/2034	05/25/2034	05/25/2034	05/25/2034

(1) The tables above assume the borrowers on the Mortgage Loans always make a fully amortizing payment each month and no Deferred Interest is created.

Weighted Average Life Tables [1]

Class B-1 To Optional Call Date

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	11.07	8.04	6.18	4.39	3.37
MDUR (yr)	9.94	7.42	5.80	4.20	3.25
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	04/25/2021	09/25/2016	11/25/2013	08/25/2010	11/25/2008

Class B-1 To Maturity

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	12.00	8.94	6.93	5.02	3.94
MDUR (yr)	10.61	8.12	6.41	4.74	3.76
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	05/25/2034	05/25/2034	05/25/2034	05/25/2034	05/25/2034

Class B-2 To Optional Call Date

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	11.07	8.04	6.18	4.39	3.37
MDUR (yr)	9.62	7.24	5.69	4.14	3.21
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	04/25/2021	09/25/2016	11/25/2013	08/25/2010	11/25/2008

Class B-2 To Maturity

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	12.00	8.94	6.93	5.02	3.94
MDUR (yr)	10.24	7.89	6.27	4.66	3.71
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	05/25/2034	05/25/2034	05/25/2034	05/25/2034	05/25/2034

(1) The tables above assume that the borrowers on the Mortgage Loans always make a fully amortizing payment each month and no Deferred Interest is created.

Weighted Average Life Tables [1]

Class B-3 To Optional Call Date

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	11.07	8.04	6.18	4.39	3.37
MDUR (yr)	9.46	7.15	5.63	4.11	3.20
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	04/25/2021	09/25/2016	11/25/2013	08/25/2010	11/25/2008

Class B-3 To Maturity

	10 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	12.00	8.94	6.93	5.02	3.94
MDUR (yr)	10.06	7.78	6.20	4.62	3.69
First Prin Pay	07/25/2004	07/25/2004	07/25/2004	07/25/2004	07/25/2004
Last Prin Pay	05/25/2034	05/25/2034	05/25/2034	05/25/2034	05/25/2034

(1) The tables above assume that the borrowers on the Mortgage Loans always make a fully amortizing payment each month and no Deferred Interest is created.

Total Pool Statistical Mortgage Loan Statistics
As of the Cut-off Date

Total Current Balance:	$763,038,842					
Number Of Loans:	2,670					
			Minimum		**Maximum**	
Average Current Balance:	$285,782		$50,000		$1,755,000	
Average Original Balance:	$285,958		$50,000		$1,755,000	
Weighted Average Current Mortgage Rate:	4.157	%	3.075	%	5.900	%
Weighted Average Gross Margin:	2.932	%	1.850	%	4.675	%
Weighted Average Maximum Mortgage Rate:	9.303	%	8.250	%	11.900	%
Weighted Average Original LTV Ratio:	71.59	%	7.73	%	95.00	%
Weighted Average Negative Amortization Limit:	110.00	%	110.00	%	110.00	%
Weighted Average Payment Cap:	7.50	%	7.50	%	7.50	%
Weighted Average Recast Frequency:	60		60		60	
Weighted Average Credit Score:	706		620		820	
Weighted Average Original Term:	360	months	360	months	360	months
Weighted Average Remaining Term:	358	months	356	months	359	months
Weighted Average Months To Roll:	1	months	1	months	1	months
Weighted Average Rate Adjustment Frequency:	1	months	1	months	1	months
First Payment Date:			Mar 01, 2004		Jun 01, 2004	
Maturity Date:			Feb 01, 2034		May 01, 2034	

Top State Concentrations ($): 52.77 % California, 7.34 % Florida, 5.34 % New Jersey

Maximum Zip Code Concentration ($): 0.45 % 94583

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MTA	2,670	763,038,842.42	100.00
Total	2,670	763,038,842.42	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
50,000 - 50,000	2	100,000.00	0.01
50,001 - 100,000	147	12,166,075.63	1.59
100,001 - 150,000	350	44,514,872.04	5.83
150,001 - 200,000	465	82,467,973.99	10.81
200,001 - 250,000	400	90,613,328.16	11.88
250,001 - 300,000	342	94,404,400.45	12.37
300,001 - 350,000	257	83,440,827.17	10.94
350,001 - 400,000	236	88,618,252.01	11.61
400,001 - 450,000	120	51,248,198.03	6.72
450,001 - 500,000	94	44,950,872.18	5.89
500,001 - 550,000	62	32,584,863.09	4.27
550,001 - 600,000	57	33,026,371.81	4.33
600,001 - 650,000	73	46,168,330.52	6.05
650,001 - 700,000	7	4,704,515.48	0.62
700,001 - 750,000	12	8,812,981.86	1.15
750,001 - 800,000	5	3,836,877.51	0.50
800,001 - 850,000	3	2,534,339.75	0.33
850,001 - 900,000	11	9,601,541.32	1.26
900,001 - 950,000	4	3,719,910.74	0.49
950,001 - 1,000,000	14	13,843,746.96	1.81
1,000,001 - 1,050,000	1	1,018,000.00	0.13
1,050,001 - 1,100,000	2	2,171,000.00	0.28
1,150,001 - 1,200,000	1	1,185,000.00	0.16
1,200,001 - 1,250,000	1	1,215,000.00	0.16
1,400,001 - 1,450,000	2	2,840,000.00	0.37
1,450,001 - 1,500,000	1	1,496,563.72	0.20
1,750,001 - 1,755,000	1	1,755,000.00	0.23
Total	2,670	763,038,842.42	100.00

CURRENT MORTGAGE RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.075 - 3.250	6	2,384,687.14	0.31
3.251 - 3.500	98	43,265,058.09	5.67
3.501 - 3.750	250	87,601,073.74	11.48
3.751 - 4.000	315	100,702,670.93	13.20
4.001 - 4.250	645	176,536,386.55	23.14
4.251 - 4.500	934	241,051,180.86	31.59
4.501 - 4.750	345	90,971,870.37	11.92
4.751 - 5.000	64	17,668,669.70	2.32
5.001 - 5.250	5	1,062,200.00	0.14
5.251 - 5.500	3	684,850.00	0.09
5.501 - 5.750	3	720,195.04	0.09
5.751 - 5.900	2	390,000.00	0.05
Total	2,670	763,038,842.42	100.00

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,670	763,038,842.42	100.00
Total	2,670	763,038,842.42	100.00

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
356	9	2,816,011.86	0.37
357	229	66,451,112.19	8.71
358	1,547	438,341,510.92	57.45
359	885	255,430,207.45	33.48
Total	2,670	763,038,842.42	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,774	505,009,982.94	66.18
PUD	506	159,675,496.05	20.93
Condominium	267	64,765,408.14	8.49
Two-Four Family	91	24,902,424.88	3.26
Townhouse	32	8,685,530.41	1.14
Total	2,670	763,038,842.42	100.00

PURPOSE CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,376	384,054,594.51	50.33
Purchase	640	204,807,298.30	26.84
Rate/Term Refinance	654	174,176,949.61	22.83
Total	2,670	763,038,842.42	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,469	717,784,318.35	94.07
Investor	144	30,550,507.23	4.00
Second Home	57	14,704,016.84	1.93
Total	2,670	763,038,842.42	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Income	1,496	472,354,136.12	61.90
Full/Alternate	888	220,285,183.93	28.87
No Income / No Asset	215	53,323,454.59	6.99
Fast Forward	42	10,269,899.62	1.35
Limited	29	6,806,168.16	0.89
Total	2,670	763,038,842.42	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	2,239	633,719,465.65	83.05
Silent Second	431	129,319,376.77	16.95
Total	2,670	763,038,842.42	100.00

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.850 - 2.000	6	2,384,687.14	0.31
2.001 - 2.250	98	43,265,058.09	5.67
2.251 - 2.500	250	87,601,073.74	11.48
2.501 - 2.750	315	100,702,670.93	13.20
2.751 - 3.000	644	176,474,386.55	23.13
3.001 - 3.250	935	241,113,180.86	31.60
3.251 - 3.500	345	90,971,870.37	11.92
3.501 - 3.750	64	17,668,669.70	2.32
3.751 - 4.000	5	1,062,200.00	0.14
4.001 - 4.250	3	684,850.00	0.09
4.251 - 4.500	3	720,195.04	0.09
4.501 - 4.675	2	390,000.00	0.05
Total	2,670	763,038,842.42	100.00

MAXIMUM MORTGAGE RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.250 - 8.250	1	184,500.00	0.02
8.501 - 8.750	25	10,373,800.49	1.36
8.751 - 9.000	1,606	480,992,449.22	63.04
9.001 - 9.250	4	1,449,110.00	0.19
9.251 - 9.500	6	2,069,400.00	0.27
9.751 - 10.000	1,009	263,942,336.77	34.59
10.001 - 10.250	10	1,976,020.41	0.26
10.251 - 10.500	2	492,000.00	0.06
10.501 - 10.750	2	456,009.64	0.06
10.751 - 11.000	4	945,715.89	0.12
11.751 - 11.900	1	157,500.00	0.02
Total	2,670	763,038,842.42	100.00

ORIGINAL LTV RATIO (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
7.73 - 10.00	1	50,000.00	0.01
15.01 - 20.00	2	262,212.73	0.03
20.01 - 25.00	4	694,045.05	0.09
25.01 - 30.00	12	3,086,933.33	0.40
30.01 - 35.00	18	3,417,275.92	0.45
35.01 - 40.00	42	10,244,529.83	1.34
40.01 - 45.00	39	8,153,173.87	1.07
45.01 - 50.00	74	17,439,023.20	2.29
50.01 - 55.00	85	20,728,574.96	2.72
55.01 - 60.00	118	40,075,073.04	5.25
60.01 - 65.00	164	50,737,035.23	6.65
65.01 - 70.00	302	104,912,341.10	13.75
70.01 - 75.00	717	207,234,122.14	27.16
75.01 - 80.00	977	272,510,982.48	35.71
80.01 - 85.00	25	5,296,904.54	0.69
85.01 - 90.00	45	8,961,128.52	1.17
90.01 - 95.00	45	9,235,486.48	1.21
Total	2,670	763,038,842.42	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	4	813,920.00	0.11
601 - 625	41	11,045,909.98	1.45
626 - 650	271	78,211,280.86	10.25
651 - 675	448	132,168,532.13	17.32
676 - 700	503	148,397,763.01	19.45
701 - 725	432	121,483,117.54	15.92
726 - 750	403	118,421,321.96	15.52
751 - 775	332	94,479,904.97	12.38
776 - 800	186	45,630,818.35	5.98
801 - 820	50	12,386,273.62	1.62
Total	2,670	763,038,842.42	100.00

PREPAY PENALTY ORIG TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	156	51,467,562.55	6.75
12	312	124,102,374.34	16.26
36	2,202	587,468,905.53	76.99
Total	2,670	763,038,842.42	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	1,211	402,634,212.33	52.77
Florida	242	56,019,944.05	7.34
New Jersey	133	40,781,279.75	5.34
Colorado	115	30,647,938.40	4.02
New York	56	20,570,835.05	2.70
Illinois	79	20,495,560.83	2.69
Michigan	95	19,934,810.43	2.61
Minnesota	74	16,153,517.70	2.12
Virginia	56	14,461,009.14	1.90
Texas	65	13,452,723.57	1.76
Ohio	61	12,408,714.44	1.63
Washington	47	11,917,669.73	1.56
Nevada	51	11,294,299.82	1.48
Connecticut	34	10,755,991.29	1.41
Maryland	38	10,193,989.25	1.34
Arizona	48	9,919,832.33	1.30
Oregon	40	9,298,972.97	1.22
Massachusetts	23	6,843,961.50	0.90
Georgia	22	4,805,550.57	0.63
Kansas	15	4,108,082.15	0.54
Pennsylvania	21	3,912,143.89	0.51
Indiana	16	3,524,535.34	0.46
Tennessee	17	3,490,358.51	0.46
Missouri	20	3,419,662.75	0.45
Rhode Island	13	3,164,100.00	0.41
Wisconsin	13	3,071,390.56	0.40
South Carolina	6	2,125,368.21	0.28
Hawaii	5	1,747,399.21	0.23

(Continued on next page)

STATE (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
District of Columbia	4	1,742,000.00	0.23
North Carolina	8	1,714,249.15	0.22
Delaware	4	1,427,500.00	0.19
Louisiana	7	905,606.02	0.12
Utah	4	904,620.24	0.12
Idaho	4	857,720.74	0.11
Alaska	2	614,503.49	0.08
Montana	2	596,837.52	0.08
Maine	2	509,950.00	0.07
Kentucky	1	506,529.17	0.07
New Mexico	4	491,050.70	0.06
New Hampshire	2	336,356.37	0.04
Wyoming	2	300,015.25	0.04
Mississippi	2	249,200.00	0.03
Nebraska	1	243,750.00	0.03
Oklahoma	2	205,900.00	0.03
Vermont	1	106,000.00	0.01
South Dakota	1	103,200.00	0.01
Iowa	1	70,000.00	0.01
Total	2,670	763,038,842.42	100.00

IndyMac INDX Mortgage Loan Trust 2004-AR2
Mortgage Pass-Through Certificates, Series 2004-AR2

Preliminary Marketing Materials

$884,210,100 (Approximate)

IndyMac MBS, Inc.
Depositor

IndyMac Bank®
Seller and Master Servicer

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: May 25, 2004***

IndyMac INDX Mortgage Loan Trust 2004-AR2
Mortgage Pass-Through Certificates, Series 2004-AR2

$884,210,100 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx) [1]	WAL (Yrs) Call/ Mat[2]	Pmt Window (Mths) Call/ Mat[2]	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody'
1-A-1	$320,000,000			Floater [3]	Senior Floater	AAA/Aaa
2-A-1	$519,240,000	Not Marketed Hereby		Floater [3]	Senior Floater	AAA/Aaa
A-X-1[4]	Notional			Variable	Senior/NAS IO	AAA/Aaa
A-X-2[5]	Notional	N/A	N/A	Variable	Senior/WAC IO/PO	AAA/Aaa
A-R	$100			Variable	Senior/Residual	AAA/Aaa
B-1	$26,090,000			Floater [6]	Subordinate Floater	AA/Aa2
B-2	$12,140,000	Not Marketed Hereby		Floater [6]	Subordinate Floater	A/A2
B-3	$6,740,000			Floater [6]	Subordinate Floater	BBB/Baa2
B-4	$6,740,000				Subordinate Floater	BB/NR
B-5	$5,390,000	Privately Offered Certificates			Subordinate Floater	B/NR
B-6	$3,659,900				Subordinate Floater	NR/NR
Total	**$900,000,000**					

*(1) Distributions on the Class 1-A-1 Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans ("**Group 1 Mortgage Loans**"). Distributions on the Class 2-A-1 Certificates will be derived primarily from a pool of conforming and non-conforming balance adjustable-rate mortgage loans ("**Group 2 Mortgage Loans**"). Distributions on the Subordinate Certificates will be derived from the Group 1 Mortgage Loans and Group 2 Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) The WAL and Payment Window for the Class 1-A-1, Class 2-A-1, Class B-1, Class B-2 and Class B-3 Certificates are shown to the first possible Optional Call Date and to maturity.

(3) On each Distribution Date, the Certificate Interest Rate for the Class 1-A-1 and Class 2-A-1 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (which margin doubles after the first possible Optional Call Date) and (ii) the related Net WAC Cap.

(4) The Class A-X-1 Certificates will consist of two interest only components each of which is related to a specific group of Mortgage Loans. The notional balance of the Class A-X-1 Certificates immediately prior to any Distribution Date is equal to the sum of the notional balances of such components. The notional balance of the Class A-X-1 group 1 component immediately prior to any Distribution Date is equal to the lesser of (i) the amount specified for such Distribution Date on the Class A-X-1 group 1 component notional balance schedule described herein and (ii) the aggregate principal balance of the Class 1-A-1 Certificates immediately prior to such Distribution Date. The notional balance of the Class A-X-1 group 2 component immediately prior to

any Distribution Date is equal to the lesser of (i) the amount specified for such Distribution Date on the Class A-X-1 group 2 component notional balance schedule described herein and (ii) the aggregate principal balance of the Class 2-A-1 Certificates immediately prior to such Distribution Date. Beginning on the Distribution Date in January 2008, the notional balance of the Class A-X-1 Certificates immediately prior to a Distribution Date will be equal to zero. The Certificate Interest Rate for the Class A-X-1 Certificates will be equal to 0.80%. Principal will not be distributed on the Class A-X-1 Certificates.

(5) The Class A-X-2 Certificates will consist of one interest only component and two principal only components each related to a specific group of Mortgage Loans. The interest only component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans. It will accrue interest on its notional balance on each Distribution Date at a Certificate Interest Rate equal to the excess of (i) the weighted average of the Net Mortgage Rates of the Mortgage Loans over (ii) the weighted average of the Certificate Interest Rates of the Certificates (other than the Class A-X-2 Certificates) adjusted for the related interest accrual period, multiplied by a fraction, the numerator of which is the aggregate principal balance of the Certificates (other than the Class A-X-2 Certificates) immediately prior to such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date. The principal only components of the Class A-X-2 Certificates will each have an initial principal balance equal to zero, which principal balance will be increased to the extent of any Deferred Interest from the related group of Mortgage Loans allocated to the related principal only component of the Class A-X-2 Certificates, as described herein.

(6) For each Distribution Date, the Certificate Interest Rate for the Class B-1, Class B-2 and Class B-3 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (in each case, which margin will be multiplied by 1.5 after the first possible Optional Call Date), and (ii) the related Net WAC Cap.

Depositor:	IndyMac MBS, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Trustee:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P and Moody's will rate the Offered Certificates as specified on the prior page.
Cut-off Date:	June 1, 2004.
Expected Pricing Date:	May [26], 2004.
Closing Date:	On or about June 4, 2004.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in July 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A-1, Class 2-A-1, Class A-X-1 and Class A-X-2 Certificates (collectively the ***"Class A Certificates"***), and Class A-R Certificate. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will be referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class 1-A-1, Class 2-A-1 Certificates and the Subordinate Certificates are referred to herein as the "***LIBOR Certificates***". The Senior Certificates and the Class B-1, Class B-2 and Class B-3 Certificates (the "***Offered Certificates***") are being offered publicly.

Accrued Interest:	The price to be paid by investors for the LIBOR Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-X-1 and Class A-X-2 will include [3] days of accrued interest.
Interest Accrual Period:	The interest accrual period with respect to the LIBOR Certificates for a given Distribution Date will be the period beginning with the 25th of the month prior to such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis). The interest accrual period for the Class A-R, Class A-X-1 and Class A-X-2 Certificates will be the calendar month prior to such Distribution Date (on a 30/360 basis).
Registration:	The Offered Certificates (other than the Class A-R Certificates) will be made available in book-entry form through DTC. The Offered Certificates will, upon request, be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that a portion of the Class A Certificates and Subordinate Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Class A Certificates and Class B-1, Class B-2 and Class B-3 Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A, Class B-1, Class B-2 or Class B-3 Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate will not be ERISA eligible.
SMMEA Treatment:	The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an option to terminate the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Pricing Prepayment Speed:	The LIBOR Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The "***Mortgage Loans***" consist of adjustable rate, first lien residential mortgage loans with original terms to maturity of 30 years. The Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after the initial fixed rate teaser period of one month) based upon an index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the "***MTA***"). After the one month initial fixed rate teaser period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of MTA and the related gross margin. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate. For each of the Mortgage Loans, the related borrower must make a minimum monthly payment which is subject to adjustment on a date specified in the mortgage note and annually on the same date thereafter, subject to the conditions that (i) the amount of the minimum

monthly payment will not increase or decrease by an amount that is more than 7.50% of the last minimum monthly payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter as well as the final payment adjustment date, the minimum monthly payment will be recast without regard to the limitation in clause (i) above to amortize fully the then unpaid principal balance over the remaining term to maturity and (iii) if the unpaid principal balance exceeds 110% of the original principal balance due to Deferred Interest (the "***Negative Amortization Limit***"), the minimum monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "***Deferred Interest***"). The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

The "***Group 1 Mortgage Loans***" consist of conforming balance adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. The "***Group 2 Mortgage Loans***" consist of conforming and non-conforming balance adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years.

Statistical Mortgage Loans:

The aggregate principal balance of the statistical mortgage loans as of the Cut-off Date is assumed to be approximately $763,038,842 (the "***Statistical Mortgage Loans***").

Additional Mortgage Loans will be added to the trust on the Closing Date such that (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $900,000,000 (ii) the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date is expected to be approximately $343,200,000 and (iii) the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date is expected to be approximately $556,800,000 (in each case, subject to a variance of 10%).

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [6.75]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [3.85]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [2.50]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [1.75]% total subordination.

Shifting Interest: Until the Distribution Date occurring in July 2014, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal.

The unscheduled principal payment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
July 2004 – June 2014	0% Pro Rata Share
July 2014 – June 2015	30% Pro Rata Share
July 2015 – June 2016	40% Pro Rata Share
July 2016 – June 2017	60% Pro Rata Share
July 2017 – June 2018	80% Pro Rata Share
July 2018 and after	100% Pro Rata Share

However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled from the initial credit enhancement percentage (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in July 2007, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in July 2007, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Scheduled principal payments will be distributed pro rata to the Senior and Subordinate Certificates.

Any unscheduled principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage related to the loan group (aggregate principal balance of the related Senior Certificates, divided by the aggregate principal balance of the related Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the related Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the related Mortgage Loans as of the Cut-off Date), the related Senior Certificates will receive all unscheduled principal payments for the Mortgage Loans, regardless of any unscheduled principal payment percentages above.

Allocation of Realized Losses: Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the related class principal balance has been reduced to zero; and *second*; to the Senior Certificates (other than the Class A-X-1 Certificates) until the related class principal balance or component principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the related Class A Certificates and the Subordinate Certificates on a pro rata basis.

Net Mortgage Rate: The ***"Net Mortgage Rate"*** with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate (0.375%) and the trustee fee rate.

Net WAC Cap:

The ***"Net WAC Cap"*** for the Class 1-A-1 Certificates is equal to (x) the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans less (y) the Certificate Interest Rate of the Class A-X-1 Certificates multiplied by a fraction equal to (i) the notional balance of the group 1 component of the Class A-X-1 Certificates immediately prior to such Distribution Date divided by (ii) the aggregate principal balance of the Class 1-A-1 Certificates immediately prior to such Distribution Date, in each case adjusted for the related interest accrual period.

The ***"Net WAC Cap"*** for the Class 2-A-1 Certificates is equal to (x) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans less (y) the Certificate Interest Rate of the Class A-X-1 Certificates multiplied by a fraction equal to (i) the notional balance of the group 2 component of the Class A-X-1 Certificates immediately prior to such Distribution Date divided by (ii) the aggregate principal balance of the Class 2-A-1 Certificates immediately prior to such Distribution Date, in each case adjusted for the related interest accrual period.

The ***"Net WAC Cap"*** for the Subordinate Certificates is equal to the weighted average of (x) the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans and (y) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans, in each case weighted by the related group subordinate component principal balance, in each case adjusted for the related interest accrual period.

Carryover Shortfall Amount:

The LIBOR Certificates will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) interest accrued at the Certificate Interest Rate for such Class (without giving effect to the Net WAC Cap) over (b) the amount of interest actually accrued on such Class and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the Net WAC Cap) (together, the "***Carryover Shortfall Amount***"). The Carryover Shortfall Amount will be paid only to the extent of interest otherwise distributable to the Class A-X-2 Certificates (after the reduction due to Deferred Interest allocable to the Class A-X-2 Certificates) and additionally only in the case of the Class 1-A-1 and Class 2-A-1 Certificates, amounts available from the related Yield Maintenance Agreement, on such Distribution Date or future Distribution Dates.

Deferred Interest Allocable to the Certificates:

For any Distribution Date the aggregate amount of Deferred Interest will be allocated to the Certificates (other than the Class A-X-1 Certificates) as follows (in each case to the extent of current interest allocable to such Class of Certificates): First to the Class A-X-2 Certificates, then to the Class B-6 Certificates, then to the Class B-5 Certificates, then to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, and lastly to the Class 1-A-1 and Class 2-A-1 Certificates on a pro rata basis (based on Deferred Interest in the related group). The amount of current interest allocable to each Class of Certificates (other than the Class A-X-1 Certificates) will be reduced by the amount of Deferred Interest allocable to such Class of Certificates and such Deferred Interest will be added to the principal balance of such Class of Certificates (or added to the principal balance of the principal only component in the case of the Class A-X-2 Certificates).

Class A-X-1 Notional Balance Schedules:

The Class A-X-1 notional balance schedule will be based on the balance of the Class 1-A-1 and Class 2-A-1 Certificates amortized at a pre-specified prepayment assumption.

Yield Maintenance Agreements:

On the Closing Date, the Trustee will enter into a "***Yield Maintenance Agreement***", or "***YMA***", with a counterparty (the "***Counterparty***") for the benefit of each of the Class 1-A-1 and Class 2-A-1 Certificates.

The notional balance of the YMA on each Distribution Date for the Class 1-A-1 and Class 2-A-1 Certificates is subject to a maximum equal to the principal balance of the Class 1-A-1 or Class 2-A-1 Certificates for such Distribution Date respectively. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.50%. Each Yield Maintenance Agreement will terminate after the Distribution Date in May 2014. Any payments received from the related Yield Maintenance Agreement will be used to pay Carryover Shortfall Amounts on the Class 1-A-1 or Class 2-A-1 Certificates as applicable.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, from the related Mortgage Loans, *provided, however*, that any interest otherwise distributable with respect to the Class A-X-2 Certificates will be reduced to the extent necessary to pay any Carryover Shortfall Amount below;
2)
   a) from the Group 1 Mortgage Loans, to the Class A-R Certificates, Class 1-A-1 Certificates and group 1 principal-only component of the Class A-X-2 Certificates, sequentially, until the principal balance of such Class (or the related principal only component in the case of the Class A-X-2 Certificates) has been reduced to zero;
   b) from the Group 2 Mortgage Loans, to the Class 2-A-1 Certificates and group 2 principal-only component of the Class A-X-2 Certificates, sequentially, until the principal balance of such Class (or the related principal only component in the case of the Class A-X-2 Certificates) has been reduced to zero;
3) Class 1-A-1, Class 2-A-1 and Subordinate Certificates (on a pro rata basis), to pay any related Carryover Shortfall Amount, (after giving effect to payments received from their related YMA in the case of the Class 1-A-1 and Class 2-A-1 Certificates) solely from amounts otherwise distributable with respect to the Class A-X-2 Certificates;
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
5) Class B-1 Certificates, principal allocable to such Class;
6) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
7) Class B-2 Certificates, principal allocable to such Class;
8) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate;
9) Class B-3 Certificates, principal allocable to such Class;
10) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
11) Class A-R Certificate, any remaining amount.

* The interest allocable to a Class of Certificates (other than the Class A-X-1 Certificates) on any Distribution Date will be reduced by the amount of any Deferred Interest allocated to such Class of Certificates on such Distribution Date.

** Under certain limited circumstances such as when (i) the aggregate principal balance of the Class A Certificates and principal only component related to a group have been reduced to zero or (ii) the aggregate principal balance of the Class A Certificates and principal only component related to a group are undercollateralized, principal and/or interest from a group will be used to make payments on the unrelated Class A Certificates and principal only component.

Total Pool Statistical Mortgage Loan Statistics

As of the Cut-off Date

Total Current Balance:	$763,038,842					
Number Of Loans:	2,670					
			Minimum		**Maximum**	
Average Current Balance:	$285,782		$50,000		$1,755,000	
Average Original Balance:	$285,958		$50,000		$1,755,000	
Weighted Average Current Mortgage Rate:	4.157	%	3.075	%	5.900	%
Weighted Average Gross Margin:	2.932	%	1.850	%	4.675	%
Weighted Average Maximum Mortgage Rate:	9.303	%	8.250	%	11.900	%
Weighted Average Original LTV Ratio:	71.59	%	7.73	%	95.00	%
Weighted Average Negative Amortization Limit:	110.00	%	110.00	%	110.00	%
Weighted Average Payment Cap:	7.50	%	7.50	%	7.50	%
Weighted Average Recast Frequency:	60		60		60	
Weighted Average Credit Score:	706		620		820	
Weighted Average Original Term:	360	months	360	months	360	months
Weighted Average Remaining Term:	358	months	356	months	359	months
Weighted Average Months To Roll:	1	months	1	months	1	months
Weighted Average Rate Adjustment Frequency:	1	months	1	months	1	months
First Payment Date:			Mar 01, 2004		Jun 01, 2004	
Maturity Date:			Feb 01, 2034		May 01, 2034	

Top State Concentrations ($):	52.77 % California, 7.34 % Florida, 5.34 % New Jersey
Maximum Zip Code Concentration ($):	0.45 % 94583

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MTA	2,670	763,038,842.42	100.00
Total	2,670	763,038,842.42	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
50,000 - 50,000	2	100,000.00	0.01
50,001 - 100,000	147	12,166,075.63	1.59
100,001 - 150,000	350	44,514,872.04	5.83
150,001 - 200,000	465	82,467,973.99	10.81
200,001 - 250,000	400	90,613,328.16	11.88
250,001 - 300,000	342	94,404,400.45	12.37
300,001 - 350,000	257	83,440,827.17	10.94
350,001 - 400,000	236	88,618,252.01	11.61
400,001 - 450,000	120	51,248,198.03	6.72
450,001 - 500,000	94	44,950,872.18	5.89
500,001 - 550,000	62	32,584,863.09	4.27
550,001 - 600,000	57	33,026,371.81	4.33
600,001 - 650,000	73	46,168,330.52	6.05
650,001 - 700,000	7	4,704,515.48	0.62
700,001 - 750,000	12	8,812,981.86	1.15
750,001 - 800,000	5	3,836,877.51	0.50
800,001 - 850,000	3	2,534,339.75	0.33
850,001 - 900,000	11	9,601,541.32	1.26
900,001 - 950,000	4	3,719,910.74	0.49
950,001 - 1,000,000	14	13,843,746.96	1.81
1,000,001 - 1,050,000	1	1,018,000.00	0.13
1,050,001 - 1,100,000	2	2,171,000.00	0.28
1,150,001 - 1,200,000	1	1,185,000.00	0.16
1,200,001 - 1,250,000	1	1,215,000.00	0.16
1,400,001 - 1,450,000	2	2,840,000.00	0.37
1,450,001 - 1,500,000	1	1,496,563.72	0.20
1,750,001 - 1,755,000	1	1,755,000.00	0.23
Total	2,670	763,038,842.42	100.00

CURRENT MORTGAGE RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.075 - 3.250	6	2,384,687.14	0.31
3.251 - 3.500	98	43,265,058.09	5.67
3.501 - 3.750	250	87,601,073.74	11.48
3.751 - 4.000	315	100,702,670.93	13.20
4.001 - 4.250	645	176,536,386.55	23.14
4.251 - 4.500	934	241,051,180.86	31.59
4.501 - 4.750	345	90,971,870.37	11.92
4.751 - 5.000	64	17,668,669.70	2.32
5.001 - 5.250	5	1,062,200.00	0.14
5.251 - 5.500	3	684,850.00	0.09
5.501 - 5.750	3	720,195.04	0.09
5.751 - 5.900	2	390,000.00	0.05
Total	2,670	763,038,842.42	100.00

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,670	763,038,842.42	100.00
Total	2,670	763,038,842.42	100.00

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
356	9	2,816,011.86	0.37
357	229	66,451,112.19	8.71
358	1,547	438,341,510.92	57.45
359	885	255,430,207.45	33.48
Total	2,670	763,038,842.42	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,774	505,009,982.94	66.18
PUD	506	159,675,496.05	20.93
Condominium	267	64,765,408.14	8.49
Two-Four Family	91	24,902,424.88	3.26
Townhouse	32	8,685,530.41	1.14
Total	2,670	763,038,842.42	100.00

PURPOSE CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,376	384,054,594.51	50.33
Purchase	640	204,807,298.30	26.84
Rate/Term Refinance	654	174,176,949.61	22.83
Total	2,670	763,038,842.42	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,469	717,784,318.35	94.07
Investor	144	30,550,507.23	4.00
Second Home	57	14,704,016.84	1.93
Total	2,670	763,038,842.42	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Income	1,496	472,354,136.12	61.90
Full/Alternate	888	220,285,183.93	28.87
No Income / No Asset	215	53,323,454.59	6.99
Fast Forward	42	10,269,899.62	1.35
Limited	29	6,806,168.16	0.89
Total	2,670	763,038,842.42	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	2,239	633,719,465.65	83.05
Silent Second	431	129,319,376.77	16.95
Total	2,670	763,038,842.42	100.00

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.850 - 2.000	6	2,384,687.14	0.31
2.001 - 2.250	98	43,265,058.09	5.67
2.251 - 2.500	250	87,601,073.74	11.48
2.501 - 2.750	315	100,702,670.93	13.20
2.751 - 3.000	644	176,474,386.55	23.13
3.001 - 3.250	935	241,113,180.86	31.60
3.251 - 3.500	345	90,971,870.37	11.92
3.501 - 3.750	64	17,668,669.70	2.32
3.751 - 4.000	5	1,062,200.00	0.14
4.001 - 4.250	3	684,850.00	0.09
4.251 - 4.500	3	720,195.04	0.09
4.501 - 4.675	2	390,000.00	0.05
Total	2,670	763,038,842.42	100.00

MAXIMUM MORTGAGE RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.250 - 8.250	1	184,500.00	0.02
8.501 - 8.750	25	10,373,800.49	1.36
8.751 - 9.000	1,606	480,992,449.22	63.04
9.001 - 9.250	4	1,449,110.00	0.19
9.251 - 9.500	6	2,069,400.00	0.27
9.751 - 10.000	1,009	263,942,336.77	34.59
10.001 - 10.250	10	1,976,020.41	0.26
10.251 - 10.500	2	492,000.00	0.06
10.501 - 10.750	2	456,009.64	0.06
10.751 - 11.000	4	945,715.89	0.12
11.751 - 11.900	1	157,500.00	0.02
Total	2,670	763,038,842.42	100.00

ORIGINAL LTV RATIO (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
7.73 - 10.00	1	50,000.00	0.01
15.01 - 20.00	2	262,212.73	0.03
20.01 - 25.00	4	694,045.05	0.09
25.01 - 30.00	12	3,086,933.33	0.40
30.01 - 35.00	18	3,417,275.92	0.45
35.01 - 40.00	42	10,244,529.83	1.34
40.01 - 45.00	39	8,153,173.87	1.07
45.01 - 50.00	74	17,439,023.20	2.29
50.01 - 55.00	85	20,728,574.96	2.72
55.01 - 60.00	118	40,075,073.04	5.25
60.01 - 65.00	164	50,737,035.23	6.65
65.01 - 70.00	302	104,912,341.10	13.75
70.01 - 75.00	717	207,234,122.14	27.16
75.01 - 80.00	977	272,510,982.48	35.71
80.01 - 85.00	25	5,296,904.54	0.69
85.01 - 90.00	45	8,961,128.52	1.17
90.01 - 95.00	45	9,235,486.48	1.21
Total	2,670	763,038,842.42	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	4	813,920.00	0.11
601 - 625	41	11,045,909.98	1.45
626 - 650	271	78,211,280.86	10.25
651 - 675	448	132,168,532.13	17.32
676 - 700	503	148,397,763.01	19.45
701 - 725	432	121,483,117.54	15.92
726 - 750	403	118,421,321.96	15.52
751 - 775	332	94,479,904.97	12.38
776 - 800	186	45,630,818.35	5.98
801 - 820	50	12,386,273.62	1.62
Total	2,670	763,038,842.42	100.00

PREPAY PENALTY ORIG TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	156	51,467,562.55	6.75
12	312	124,102,374.34	16.26
36	2,202	587,468,905.53	76.99
Total	2,670	763,038,842.42	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	1,211	402,634,212.33	52.77
Florida	242	56,019,944.05	7.34
New Jersey	133	40,781,279.75	5.34
Colorado	115	30,647,938.40	4.02
New York	56	20,570,835.05	2.70
Illinois	79	20,495,560.83	2.69
Michigan	95	19,934,810.43	2.61
Minnesota	74	16,153,517.70	2.12
Virginia	56	14,461,009.14	1.90
Texas	65	13,452,723.57	1.76
Ohio	61	12,408,714.44	1.63
Washington	47	11,917,669.73	1.56
Nevada	51	11,294,299.82	1.48
Connecticut	34	10,755,991.29	1.41
Maryland	38	10,193,989.25	1.34
Arizona	48	9,919,832.33	1.30
Oregon	40	9,298,972.97	1.22
Massachusetts	23	6,843,961.50	0.90
Georgia	22	4,805,550.57	0.63
Kansas	15	4,108,082.15	0.54
Pennsylvania	21	3,912,143.89	0.51
Indiana	16	3,524,535.34	0.46
Tennessee	17	3,490,358.51	0.46
Missouri	20	3,419,662.75	0.45
Rhode Island	13	3,164,100.00	0.41
Wisconsin	13	3,071,390.56	0.40
South Carolina	6	2,125,368.21	0.28
Hawaii	5	1,747,399.21	0.23

(Continued on next page)

STATE (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
District of Columbia	4	1,742,000.00	0.23
North Carolina	8	1,714,249.15	0.22
Delaware	4	1,427,500.00	0.19
Louisiana	7	905,606.02	0.12
Utah	4	904,620.24	0.12
Idaho	4	857,720.74	0.11
Alaska	2	614,503.49	0.08
Montana	2	596,837.52	0.08
Maine	2	509,950.00	0.07
Kentucky	1	506,529.17	0.07
New Mexico	4	491,050.70	0.06
New Hampshire	2	336,356.37	0.04
Wyoming	2	300,015.25	0.04
Mississippi	2	249,200.00	0.03
Nebraska	1	243,750.00	0.03
Oklahoma	2	205,900.00	0.03
Vermont	1	106,000.00	0.01
South Dakota	1	103,200.00	0.01
Iowa	1	70,000.00	0.01
Total	2,670	763,038,842.42	100.00

Z_IMHE_04AR2_MKT - Price/Yield - B2

Balance	$12,140,000.00	Delay	
Coupon		Dated	
Settle	6/4/2004	First Payment	

Prepay	15 CPR	15 CPR
Default	1.117 CDR	0.846 CDR
Loss Severity	30%	40%
Indices	Forward Indices	Forward Indices
Servicer Advances	100%	100%
Liquidation Lag	12	12
Optional Redemption	Call (N)	Call (N)
WAL	9.85	9.97
Mod Durn 30360	7.32	7.38
Principal Writedown	122.94 (0.00%)	128.81 (0.00%)
Total Collat Loss (Collat Maturity)	15,984,283.17 (1.78%)	16,345,782.82 (1.82%)
Total Collat Liquidation (Collat Maturity)	52,371,205.18 (5.82%)	40,161,950.32 (4.46%)

0
6/4/2004
7/25/2004

20 CPR	20 CPR	25 CPR	25 CPR
1.394 CDR	1.052 CDR	1.669 CDR	1.252 CDR
30%	40%	30%	40%
Forward Indices	Forward Indices	Forward Indices	Forward Indices
100%	100%	100%	100%
12	12	12	12
Call (N)	Call (N)	Call (N)	Call (N)
7.55	7.64	6.04	6.09
6.02	6.08	5.06	5.10
57.64 (0.00%)	40.83 (0.00%)	135.48 (0.00%)	108.88 (0.00%)
15,139,184.46 (1.68%)	15,418,250.84 (1.71%)	14,397,687.30 (1.60%)	14,566,533.88 (1.62%)
49,700,907.02 (5.52%)	37,960,230.07 (4.22%)	47,307,109.65 (5.26%)	35,895,220.67 (3.99%)

Z_IMHE_04AR2_MKT - Price/Yield - B2

Balance	$12,140,000.00	Delay	
Coupon		Dated	
Settle	6/4/2004	First Payment	

Prepay	15 CPR	15 CPR
Default	1.117 CDR	0.846 CDR
Loss Severity	30%	40%
Indices	Forward Indices + 150	Forward Indices + 150
Servicer Advances	100%	100%
Liquidation Lag	12	12
Optional Redemption	Call (N)	Call (N)
WAL	10.00	10.12
Mod Durn 30360	6.87	6.93
Principal Writedown	94.21 (0.00%)	98.75 (0.00%)
Total Collat Loss (Collat Maturity)	16,189,583.53 (1.80%)	16,557,610.60 (1.84%)
Total Collat Liquidation (Collat Maturity)	53,169,569.50 (5.91%)	40,778,339.08 (4.53%)

0
6/4/2004
7/25/2004

20 CPR	20 CPR	25 CPR	25 CPR
1.394 CDR	1.052 CDR	1.669 CDR	1.252 CDR
30%	40%	30%	40%
Forward Indices + 150	Forward Indices + 150	Forward Indices + 150	Forward Indices + 150
100%	100%	100%	100%
12	12	12	12
Call (N)	Call (N)	Call (N)	Call (N)
7.65	7.73	6.10	6.16
5.73	5.77	4.84	4.88
92.66 (0.00%)	30.79 (0.00%)	159.27 (0.00%)	33.81 (0.00%)
15,299,777.62 (1.70%)	15,583,434.55 (1.73%)	14,525,829.48 (1.61%)	14,697,548.23 (1.63%)
50,359,119.45 (5.60%)	38,466,553.35 (4.27%)	47,861,257.73 (5.32%)	36,318,713.44 (4.04%)

Z_IMHE_04AR2_MKT - Price/Yield - B2

Balance	$12,140,000.00	Delay	
Coupon		Dated	
Settle	6/4/2004	First Payment	

Prepay	15 CPR	15 CPR
Default	1.117 CDR	0.846 CDR
Loss Severity	30%	40%
Indices	Forward Indices + 250	Forward Indices + 250
Servicer Advances	100%	100%
Liquidation Lag	12	12
Optional Redemption	Call (N)	Call (N)
WAL	10.04	10.17
Mod Durn 30360	6.56	6.61
Principal Writedown	41.58 (0.00%)	29.37 (0.00%)
Total Collat Loss (Collat Maturity)	16,261,076.11 (1.81%)	16,631,014.26 (1.85%)
Total Collat Liquidation (Collat Maturity)	53,444,287.07 (5.94%)	40,989,412.83 (4.55%)

0
6/4/2004
7/25/2004

20 CPR	20 CPR	25 CPR	25 CPR
1.394 CDR	1.052 CDR	1.669 CDR	1.252 CDR
30%	40%	30%	40%
Forward Indices + 250	Forward Indices + 250	Forward Indices + 250	Forward Indices + 250
100%	100%	100%	100%
12	12	12	12
Call (N)	Call (N)	Call (N)	Call (N)
7.68	7.78	6.13	6.18
5.50	5.55	4.68	4.71
87.32 (0.00%)	70.54 (0.00%)	62.88 (0.00%)	87.94 (0.00%)
15,361,558.05 (1.71%)	15,646,672.10 (1.74%)	14,579,259.01 (1.62%)	14,751,929.89 (1.64%)
50,608,902.00 (5.62%)	38,657,776.00 (4.30%)	48,088,923.10 (5.34%)	36,491,927.92 (4.05%)

Z_IMHE_04AR2_MKT - Price/Yield - B1 **SSF**

Balance	$26,090,000.00	Delay	
Coupon		Dated	
Settle	6/4/2004	First Payment	

Prepay	10 CPR	20 CPR
Default	533.508 SDA	798.634 SDA
Loss Severity	30%	30%
Servicer Advances	100%	100%
Liquidation Lag	12	12
INDICES	Forward	Forward
Optional Redemption	Call (N)	Call (N)
WAL	16.39	8.80
Mod Durn 30360	10.48	6.93
Principal Writedown	100.01 (0.00%)	102.54 (0.00%)
Total Collat Loss (Collat Maturity)	32,115,780.82 (3.57%)	30,503,793.92 (3.39%)
Total Collat Liquidation (Collat Maturity)	105,580,484.95 (11.73%)	100,350,725.33 (11.15%)

FM BREAKEVEN ANALYSIS

0
6/4/2004
7/25/2004

25 CPR	30 CPR	40 CPR	50 CPR
834.268 SDA	848.115 SDA	867.604 SDA	913.895 SDA
30%	30%	30%	30%
100%	100%	100%	100%
12	12	12	12
Forward	Forward	Forward	Forward
Call (N)	Call (N)	Call (N)	Call (N)
6.72	5.38	3.92	3.20
5.61	4.67	3.57	2.97
101.46 (0.00%)	99.70 (0.00%)	105.47 (0.00%)	100.87 (0.00%)
25,960,928.15 (2.88%)	21,624,128.92 (2.40%)	14,948,867.15 (1.66%)	10,651,022.10 (1.18%)
85,411,609.99 (9.49%)	71,144,154.43 (7.90%)	49,178,286.06 (5.46%)	35,033,236.25 (3.89%)

60 CPR
983.24 SDA
30%
100%
12
Forward
Call (N)

2.66
2.50
100.50 (0.00%)
7,705,659.73 (0.86%)
25,338,970.24 (2.82%)

Z_IMHE_04AR2_MKT - Price/Yield - B3 **SSF**

Balance	$6,740,000.00	Delay	
Coupon		Dated	
Settle	6/4/2004	First Payment	

Prepay	10 CPR	20 CPR
Default	232.127 SDA	323.005 SDA
Loss Severity	30%	30%
Servicer Advances	100%	100%
Liquidation Lag	12	12
INDICES	Forward	Forward
Optional Redemption	Call (N)	Call (N)
WAL	15.01	7.82
Mod Durn 30360	9.44	6.08
Principal Writedown	100.76 (0.00%)	101.88 (0.00%)
Total Collat Loss (Collat Maturity)	14,597,581.60 (1.62%)	13,037,891.79 (1.45%)
Total Collat Liquidation (Collat Maturity)	47,985,585.50 (5.33%)	42,890,552.91 (4.77%)

FM BREAKEVEN ANALYSIS

0
6/4/2004
7/25/2004

25 CPR	30 CPR	40 CPR	50 CPR
333.554 SDA	348.466 SDA	378.821 SDA	405.034 SDA
30%	30%	30%	30%
100%	100%	100%	100%
12	12	12	12
Forward	Forward	Forward	Forward
Call (N)	Call (N)	Call (N)	Call (N)
6.13	5.07	3.93	3.23
5.05	4.35	3.51	2.94
107.11 (0.00%)	110.91 (0.00%)	106.32 (0.00%)	101.63 (0.00%)
10,932,587.42 (1.21%)	9,302,499.68 (1.03%)	6,756,477.06 (0.75%)	4,847,467.05 (0.54%)
35,967,863.46 (4.00%)	30,605,555.79 (3.40%)	22,227,525.08 (2.47%)	15,944,555.44 (1.77%)

60 CPR
429.32 SDA
30%
100%
12
Forward
Call (N)

2.67
2.47
100.69 (0.00%)
3,433,415.61 (0.38%)
11,290,554.57 (1.25%)

Z_INX04AR2_FNL1 - Price/Yield - X2

Balance	$900,033,764	Delay	24
Coupon	0.5909	Dated	6/1/2004
Settle	6/4/2004	First Payment	7/25/2004

LIBOR_1MO : 1.1
MTA : 1.238

Prepay Optional Redemption	5 CPR Call (Y)	10 CPR Call (Y)	15 CPR Call (Y)	20 CPR Call (Y)	25 CPR Call (Y)	30 CPR Call (Y)	35 CPR Call (Y)	40 CPR Call (Y)	45 CPR Call (Y)
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
3.8000	46.040	39.187	31.988	24.194	15.462	5.574	-5.764	-16.464	-28.834
3.8312	45.625	38.784	31.596	23.808	15.077	5.189	-6.151	-16.862	-29.245
3.8625	45.216	38.388	31.210	23.428	14.698	4.809	-6.533	-17.254	-29.651
3.8937	44.813	37.998	30.831	23.053	14.324	4.434	-6.909	-17.641	-30.052
3.9250	44.417	37.614	30.457	22.684	13.956	4.065	-7.280	-18.023	-30.447
3.9562	44.027	37.236	30.088	22.321	13.593	3.701	-7.646	-18.399	-30.836
3.9875	43.643	36.864	29.726	21.963	13.235	3.341	-8.007	-18.771	-31.221
4.0187	43.265	36.498	29.368	21.610	12.883	2.987	-8.363	-19.138	-31.601
4.0500	42.893	36.137	29.016	21.262	12.535	2.638	-8.715	-19.500	-31.976
4.0812	42.526	35.782	28.670	20.919	12.191	2.293	-9.062	-19.857	-32.346
4.1125	42.165	35.431	28.328	20.581	11.853	1.952	-9.404	-20.210	-32.711
4.1437	41.809	35.087	27.991	20.247	11.519	1.616	-9.742	-20.558	-33.072
4.1750	41.458	34.747	27.659	19.919	11.190	1.285	-10.076	-20.902	-33.428
4.2062	41.113	34.412	27.332	19.594	10.864	0.957	-10.406	-21.242	-33.780
4.2375	40.773	34.082	27.009	19.274	10.543	0.634	-10.731	-21.577	-34.128
4.2687	40.437	33.756	26.691	18.959	10.227	0.315	-11.053	-21.909	-34.472
4.3000	40.106	33.436	26.377	18.647	9.914	0.000	-11.371	-22.236	-34.811
4.3312	39.780	33.119	26.068	18.340	9.605	-0.311	-11.684	-22.560	-35.146
4.3625	39.459	32.808	25.763	18.037	9.301	-0.618	-11.994	-22.879	-35.478
4.3937	39.142	32.500	25.461	17.738	9.000	-0.922	-12.301	-23.195	-35.805
4.4250	38.829	32.197	25.164	17.442	8.703	-1.222	-12.603	-23.507	-36.129
4.4562	38.521	31.898	24.871	17.151	8.409	-1.518	-12.903	-23.816	-36.449
4.4875	38.217	31.603	24.582	16.863	8.119	-1.811	-13.198	-24.121	-36.766
4.5187	37.917	31.312	24.296	16.578	7.833	-2.101	-13.491	-24.423	-37.079
4.5500	37.621	31.024	24.015	16.297	7.549	-2.387	-13.779	-24.721	-37.388
4.5812	37.329	30.741	23.736	16.020	7.270	-2.670	-14.065	-25.016	-37.694
4.6125	37.041	30.461	23.462	15.746	6.993	-2.949	-14.348	-25.307	-37.996
4.6437	36.756	30.185	23.191	15.476	6.720	-3.225	-14.627	-25.596	-38.296
4.6750	36.476	29.913	22.923	15.208	6.450	-3.499	-14.903	-25.881	-38.592
4.7062	36.199	29.644	22.658	14.944	6.184	-3.769	-15.176	-26.163	-38.884
4.7375	35.925	29.378	22.397	14.683	5.920	-4.036	-15.447	-26.442	-39.174
4.7687	35.655	29.116	22.139	14.425	5.659	-4.300	-15.714	-26.718	-39.461
4.8000	35.389	28.857	21.885	14.170	5.401	-4.562	-15.978	-26.992	-39.744
Mod Durn 30360	2.21	2.28	2.33	2.35	2.34	2.32	2.30	2.23	2.15

Z_INX04AR2_FNL1 - Price/Yield - X2

Balance	$900,033,764	Delay	24
Coupon	0.5909	Dated	6/1/2004
Settle	6/4/2004	First Payment	7/25/2004

LIBOR_1MO : 1.1
MTA : *Ramp from 1.238 to 1.86 over 12mos*

Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
3.8000	58.613	51.529	44.157	36.330	27.722	18.136	7.287	-3.033	-14.832
3.8312	58.110	51.041	43.683	35.867	27.264	17.681	6.834	-3.495	-15.304
3.8625	57.615	50.560	43.217	35.411	26.814	17.233	6.387	-3.950	-15.770
3.8937	57.128	50.087	42.757	34.962	26.370	16.792	5.946	-4.399	-16.230
3.9250	56.648	49.622	42.305	34.519	25.932	16.357	5.511	-4.842	-16.683
3.9562	56.175	49.163	41.860	34.084	25.501	15.928	5.083	-5.278	-17.131
3.9875	55.710	48.712	41.421	33.655	25.077	15.505	4.660	-5.709	-17.572
4.0187	55.252	48.267	40.990	33.232	24.658	15.088	4.243	-6.134	-18.007
4.0500	54.801	47.830	40.564	32.815	24.245	14.677	3.832	-6.553	-18.437
4.0812	54.357	47.398	40.145	32.404	23.838	14.271	3.426	-6.967	-18.862
4.1125	53.919	46.973	39.732	32.000	23.437	13.871	3.025	-7.376	-19.281
4.1437	53.488	46.555	39.325	31.601	23.041	13.476	2.630	-7.779	-19.694
4.1750	53.063	46.142	38.924	31.207	22.651	13.087	2.240	-8.177	-20.103
4.2062	52.644	45.736	38.529	30.820	22.266	12.702	1.855	-8.570	-20.506
4.2375	52.231	45.335	38.139	30.437	21.886	12.323	1.475	-8.958	-20.904
4.2687	51.824	44.940	37.755	30.060	21.511	11.948	1.099	-9.342	-21.298
4.3000	51.423	44.550	37.376	29.688	21.141	11.579	0.729	-9.720	-21.686
4.3312	51.027	44.166	37.002	29.321	20.776	11.214	0.362	-10.094	-22.070
4.3625	50.637	43.788	36.634	28.959	20.415	10.853	0.001	-10.464	-22.450
4.3937	50.253	43.414	36.270	28.601	20.060	10.497	-0.356	-10.829	-22.824
4.4250	49.873	43.046	35.912	28.249	19.709	10.146	-0.709	-11.189	-23.195
4.4562	49.499	42.683	35.558	27.901	19.362	9.799	-1.058	-11.546	-23.561
4.4875	49.130	42.325	35.209	27.557	19.019	9.456	-1.402	-11.898	-23.923
4.5187	48.766	41.971	34.864	27.218	18.681	9.117	-1.742	-12.246	-24.281
4.5500	48.407	41.622	34.525	26.883	18.347	8.782	-2.079	-12.590	-24.634
4.5812	48.052	41.278	34.189	26.553	18.017	8.451	-2.411	-12.930	-24.984
4.6125	47.702	40.938	33.858	26.226	17.692	8.125	-2.740	-13.267	-25.330
4.6437	47.357	40.603	33.531	25.904	17.370	7.802	-3.065	-13.599	-25.672
4.6750	47.016	40.272	33.208	25.586	17.051	7.482	-3.386	-13.928	-26.010
4.7062	46.680	39.946	32.890	25.271	16.737	7.167	-3.704	-14.253	-26.345
4.7375	46.348	39.623	32.575	24.961	16.426	6.855	-4.018	-14.575	-26.676
4.7687	46.020	39.305	32.264	24.654	16.119	6.546	-4.328	-14.893	-27.003
4.8000	45.696	38.990	31.958	24.351	15.816	6.241	-4.635	-15.208	-27.327
Mod Durn 30360	1.82	1.88	1.93	1.96	1.98	1.98	1.97	1.93	1.88

Z_INX04AR2_FNL1 - Price/Yield - X_WAC

Balance	$900,033,764.31	Delay	24
Coupon	0.5909	Dated	6/1/2004
Settle	6/4/2004	First Payment	7/25/2004

LIBOR_1MO	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
MTA	1.238	1.238	1.238	1.238	1.238	1.238	1.238	1.238	1.238
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
3.8000	46.040	39.187	31.988	24.194	15.462	5.574	-5.764	-16.464	-28.834
3.8312	45.625	38.784	31.596	23.808	15.077	5.189	-6.151	-16.862	-29.245
3.8625	45.216	38.388	31.210	23.428	14.698	4.809	-6.533	-17.254	-29.651
3.8937	44.813	37.998	30.831	23.053	14.324	4.434	-6.909	-17.641	-30.052
3.9250	44.417	37.614	30.457	22.684	13.956	4.065	-7.280	-18.023	-30.447
3.9562	44.027	37.236	30.088	22.321	13.593	3.701	-7.646	-18.399	-30.836
3.9875	43.643	36.864	29.726	21.963	13.235	3.341	-8.007	-18.771	-31.221
4.0187	43.265	36.498	29.368	21.610	12.883	2.987	-8.363	-19.138	-31.601
4.0500	42.893	36.137	29.016	21.262	12.535	2.638	-8.715	-19.500	-31.976
4.0812	42.526	35.782	28.670	20.919	12.191	2.293	-9.062	-19.857	-32.346
4.1125	42.165	35.431	28.328	20.581	11.853	1.952	-9.404	-20.210	-32.711
4.1437	41.809	35.087	27.991	20.247	11.519	1.616	-9.742	-20.558	-33.072
4.1750	41.458	34.747	27.659	19.919	11.190	1.285	-10.076	-20.902	-33.428
4.2062	41.113	34.412	27.332	19.594	10.864	0.957	-10.406	-21.242	-33.780
4.2375	40.773	34.082	27.009	19.274	10.543	0.634	-10.731	-21.577	-34.128
4.2687	40.437	33.756	26.691	18.959	10.227	0.315	-11.053	-21.909	-34.472
4.3000	40.106	33.436	26.377	18.647	9.914	0.000	-11.371	-22.236	-34.811
4.3312	39.780	33.119	26.068	18.340	9.605	-0.311	-11.684	-22.560	-35.146
4.3625	39.459	32.808	25.763	18.037	9.301	-0.618	-11.994	-22.879	-35.478
4.3937	39.142	32.500	25.461	17.738	9.000	-0.922	-12.301	-23.195	-35.805
4.4250	38.829	32.197	25.164	17.442	8.703	-1.222	-12.603	-23.507	-36.129
4.4562	38.521	31.898	24.871	17.151	8.409	-1.518	-12.903	-23.816	-36.449
4.4875	38.217	31.603	24.582	16.863	8.119	-1.811	-13.198	-24.121	-36.766
4.5187	37.917	31.312	24.296	16.578	7.833	-2.101	-13.491	-24.423	-37.079
4.5500	37.621	31.024	24.015	16.297	7.549	-2.387	-13.779	-24.721	-37.388
4.5812	37.329	30.741	23.736	16.020	7.270	-2.670	-14.065	-25.016	-37.694
4.6125	37.041	30.461	23.462	15.746	6.993	-2.949	-14.348	-25.307	-37.996
4.6437	36.756	30.185	23.191	15.476	6.720	-3.225	-14.627	-25.596	-38.296
4.6750	36.476	29.913	22.923	15.208	6.450	-3.499	-14.903	-25.881	-38.592
4.7062	36.199	29.644	22.658	14.944	6.184	-3.769	-15.176	-26.163	-38.884
4.7375	35.925	29.378	22.397	14.683	5.920	-4.036	-15.447	-26.442	-39.174
4.7687	35.655	29.116	22.139	14.425	5.659	-4.300	-15.714	-26.718	-39.461
4.8000	35.389	28.857	21.885	14.170	5.401	-4.562	-15.978	-26.992	-39.744
WAL	10.76	6.99	4.97	3.80	3.03	2.50	2.10	1.80	1.56
Mod Durn 30360	2.21	2.28	2.33	2.35	2.34	2.32	2.30	2.23	2.15
Payment Window	07/25/2004 - 11/25/2027	07/25/2004 - 04/25/2021	07/25/2004 - 09/25/2016	07/25/2004 - 11/25/2013	07/25/2004 - 12/25/2011	07/25/2004 - 08/25/2010	07/25/2004 - 08/25/2009	07/25/2004 - 11/25/2008	07/25/2004 - 03/25/2008

```
!  Z_INX04AR2_FNL1.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.6.305  ,  subroutines 3.1
!!   05/25/2004   10:16 AM
!
!  Modeled in the Intex CMO Modeling Language, (GPWWS195)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
!
  DEFINE CONSTANT #OrigCollBal = 900033864.31
  DEFINE CONSTANT #OrigCollBal1 = 343199786.81
  DEFINE CONSTANT #OrigCollBal2 = 556834077.50
!
  DEFINE CONSTANT #OrigBondBal = 900033864.31
  DEFINE CONSTANT #OrigBondBal1 = 343199786.81
  DEFINE CONSTANT #OrigBondBal2 = 556834077.50
!
  DEFINE #BondBal1                          = 380793864.31
  DEFINE #BondBal2                          = 580033764.31
  DEFINE #BondBal                           = 960827628.62
!
   FULL_DEALNAME:         Z_INX04AR2_FNL1
!
   DEAL SIZE:             $ 900033864.31
   PRICING SPEED:         20% CPR
!  ISSUE DATE:            20040601
   SETTLEMENT DATE:       20040604
!
  Record date delay:      24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "CAP_IN11", "CAP_IN12", "SUBORD_1", "SUBORD_2", "AR",
"1A", "2A", "B1", "B2", "B3", "B4", "B5", "B6", "X_NAS"[2], "X_WAC"[3],
"R_1", "R_2"
!
 DEFINE SCHEDULE
"SHIFT1%","SHIFT2%","INDY_NAS1","INDY_NAS1_END","INDY_NAS2","INDY_NAS2_
END"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE              20040601 _
       DEAL_FIRSTPAY_DATE          20040725
!
!
 DEFINE TABLE "Cap11Notional" (120, 2) = "CURDATE" "Balance"
      20040725.1     320,000,000
      20040825.1     313,241,712
      20040925.1     306,886,942
      20041025.1     300,651,378
      20041125.1     294,532,808
      20041225.1     288,529,059
```

20050125.1	282,638,000
20050225.1	276,857,537
20050325.1	271,185,618
20050425.1	265,620,226
20050525.1	260,159,382
20050625.1	254,801,146
20050725.1	249,543,612
20050825.1	244,384,909
20050925.1	239,323,201
20051025.1	234,356,687
20051125.1	229,483,599
20051225.1	224,702,201
20060125.1	220,010,790
20060225.1	215,407,693
20060325.1	210,891,271
20060425.1	206,459,913
20060525.1	202,112,038
20060625.1	197,846,096
20060725.1	193,660,564
20060825.1	189,553,948
20060925.1	185,524,781
20061025.1	181,571,625
20061125.1	177,693,066
20061225.1	173,887,719
20070125.1	170,154,223
20070225.1	166,491,243
20070325.1	162,897,468
20070425.1	159,371,611
20070525.1	155,912,411
20070625.1	152,518,629
20070725.1	149,189,049
20070825.1	145,922,477
20070925.1	142,717,742
20071025.1	139,990,327
20071125.1	137,314,213
20071225.1	134,688,444
20080125.1	132,112,081
20080225.1	129,584,202
20080325.1	127,103,904
20080425.1	124,670,299
20080525.1	122,282,515
20080625.1	119,939,700
20080725.1	117,641,012
20080825.1	115,385,629
20080925.1	113,172,744
20081025.1	111,001,562
20081125.1	108,871,305
20081225.1	106,781,210
20090125.1	104,730,527
20090225.1	102,718,520
20090325.1	100,744,466
20090425.1	98,807,658
20090525.1	96,907,399
20090625.1	95,043,007
20090725.1	93,213,811
20090825.1	91,419,155
20090925.1	89,658,393

20091025.1	87,930,891
20091125.1	86,236,028
20091225.1	84,573,194
20100125.1	82,941,790
20100225.1	81,341,229
20100325.1	79,770,934
20100425.1	78,230,339
20100525.1	76,718,888
20100625.1	75,236,037
20100725.1	73,781,250
20100825.1	72,354,002
20100925.1	70,953,778
20101025.1	69,580,073
20101125.1	68,232,390
20101225.1	66,910,242
20110125.1	65,613,151
20110225.1	64,340,648
20110325.1	63,092,272
20110425.1	61,867,572
20110525.1	60,666,104
20110625.1	59,487,432
20110725.1	58,331,131
20110825.1	57,196,780
20110925.1	56,083,969
20111025.1	54,992,293
20111125.1	53,921,357
20111225.1	52,870,771
20120125.1	51,840,154
20120225.1	50,829,132
20120325.1	49,837,336
20120425.1	48,864,408
20120525.1	47,909,991
20120625.1	46,973,739
20120725.1	46,055,312
20120825.1	45,154,374
20120925.1	44,270,597
20121025.1	43,403,659
20121125.1	42,553,244
20121225.1	41,719,041
20130125.1	40,900,747
20130225.1	40,098,061
20130325.1	39,310,691
20130425.1	38,538,349
20130525.1	37,780,753
20130625.1	37,037,625
20130725.1	36,308,693
20130825.1	35,593,690
20130925.1	34,892,355
20131025.1	34,204,429
20131125.1	33,529,662
20131225.1	32,867,805
20140125.1	32,218,615
20140225.1	31,581,853
20140325.1	30,957,287
20140425.1	30,344,686
20140525.1	29,743,824
20140625.1	0

```
!
DEFINE TABLE "Cap11RateSch" (120, 2) = "CURDATE" "Rate"
     20040725.1      1.80261
     20040825.1      8.24430
     20040925.1      8.25952
     20041025.1      8.27450
     20041125.1      8.28925
     20041225.1      8.30379
     20050125.1      8.31810
     20050225.1      8.33221
     20050325.1      8.34611
     20050425.1      8.35980
     20050525.1      8.37330
     20050625.1      8.38660
     20050725.1      8.39972
     20050825.1      8.41265
     20050925.1      8.42540
     20051025.1      8.43798
     20051125.1      8.45039
     20051225.1      8.46263
     20060125.1      8.47470
     20060225.1      8.48662
     20060325.1      8.49839
     20060425.1      8.50847
     20060525.1      8.51837
     20060625.1      8.52809
     20060725.1      8.53764
     20060825.1      8.54702
     20060925.1      8.55624
     20061025.1      8.56529
     20061125.1      8.57418
     20061225.1      8.58292
     20070125.1      8.59150
     20070225.1      8.59992
     20070325.1      8.60820
     20070425.1      8.61633
     20070525.1      8.62432
     20070625.1      8.63216
     20070725.1      8.63987
     20070825.1      8.64585
     20070925.1      8.65171
     20071025.1      8.65857
     20071125.1      8.66531
     20071225.1      8.67193
     20080125.1      9.02987
     20080225.1      9.02988
     20080325.1      9.02989
     20080425.1      9.02990
     20080525.1      9.02990
     20080625.1      9.02991
     20080725.1      9.02992
     20080825.1      9.02993
     20080925.1      9.02994
     20081025.1      9.02995
     20081125.1      9.02995
     20081225.1      9.02996
     20090125.1      9.02997
```

20090225.1	9.02998
20090325.1	9.02999
20090425.1	9.03000
20090525.1	9.03001
20090625.1	9.03002
20090725.1	9.03003
20090825.1	9.03003
20090925.1	9.03004
20091025.1	9.03005
20091125.1	9.03006
20091225.1	9.03007
20100125.1	9.03008
20100225.1	9.03009
20100325.1	9.03010
20100425.1	9.03011
20100525.1	9.03012
20100625.1	9.03013
20100725.1	9.03014
20100825.1	9.03015
20100925.1	9.03016
20101025.1	9.03017
20101125.1	9.03018
20101225.1	9.03019
20110125.1	9.03020
20110225.1	9.03021
20110325.1	9.03022
20110425.1	9.03023
20110525.1	9.03024
20110625.1	9.03025
20110725.1	9.03026
20110825.1	9.03027
20110925.1	9.03028
20111025.1	9.03029
20111125.1	9.03030
20111225.1	9.03031
20120125.1	9.03032
20120225.1	9.03033
20120325.1	9.03034
20120425.1	9.03035
20120525.1	9.03036
20120625.1	9.03037
20120725.1	9.03038
20120825.1	9.03039
20120925.1	9.03040
20121025.1	9.03042
20121125.1	9.03043
20121225.1	9.03044
20130125.1	9.03045
20130225.1	9.03046
20130325.1	9.03047
20130425.1	9.03048
20130525.1	9.03049
20130625.1	9.03051
20130725.1	9.03052
20130825.1	9.03053
20130925.1	9.03054
20131025.1	9.03055

```
      20131125.1     9.03056
      20131225.1     9.03058
      20140125.1     9.03059
      20140225.1     9.03060
      20140325.1     9.03061
      20140425.1     9.03062
      20140525.1     9.03064
      20140625.1     0.00000
!
  DEFINE DYNAMIC #CapBal11 = LOOKUP_TBL( "STEP", Curdate,
"Cap11Notional", "CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapBal11End = LOOKUP_TBL( "STEP", Curdate + 30,
"Cap11Notional", "CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapRate11 = LOOKUP_TBL( "STEP", Curdate,
"Cap11RateSch", "CURDATE", "Rate" )
!
!
 DEFINE TABLE "Cap12Notional" (120, 2) = "CURDATE" "Balance"
      20040725.1     519,240,000
      20040825.1     508,257,336
      20040925.1     497,941,439
      20041025.1     487,819,140
      20041125.1     477,886,841
      20041225.1     468,141,015
      20050125.1     458,578,198
      20050225.1     449,194,990
      20050325.1     439,988,056
      20050425.1     430,954,121
      20050525.1     422,089,971
      20050625.1     413,392,452
      20050725.1     404,858,468
      20050825.1     396,484,981
      20050925.1     388,269,009
      20051025.1     380,207,625
      20051125.1     372,297,958
      20051225.1     364,537,186
      20060125.1     356,922,545
      20060225.1     349,451,318
      20060325.1     342,120,840
      20060425.1     334,928,495
      20060525.1     327,871,716
      20060625.1     320,947,984
      20060725.1     314,154,825
      20060825.1     307,489,813
      20060925.1     300,950,565
      20061025.1     294,534,744
      20061125.1     288,240,056
      20061225.1     282,064,248
      20070125.1     276,005,110
      20070225.1     270,060,475
      20070325.1     264,228,212
      20070425.1     258,506,233
      20070525.1     252,892,487
      20070625.1     247,384,962
      20070725.1     241,981,683
```

20070825.1	236,680,711
20070925.1	231,480,145
20071025.1	227,053,774
20071125.1	222,710,700
20071225.1	218,449,369
20080125.1	214,268,257
20080225.1	210,165,868
20080325.1	206,140,733
20080425.1	202,191,410
20080525.1	198,316,486
20080625.1	194,514,571
20080725.1	190,784,302
20080825.1	187,124,344
20080925.1	183,533,382
20081025.1	180,010,129
20081125.1	176,553,322
20081225.1	173,161,718
20090125.1	169,834,101
20090225.1	166,569,275
20090325.1	163,366,067
20090425.1	160,223,326
20090525.1	157,139,923
20090625.1	154,114,749
20090725.1	151,146,716
20090825.1	148,234,755
20090925.1	145,377,819
20091025.1	142,574,879
20091125.1	139,824,925
20091225.1	137,126,967
20100125.1	134,480,032
20100225.1	131,883,167
20100325.1	129,335,434
20100425.1	126,835,914
20100525.1	124,383,706
20100625.1	121,977,924
20100725.1	119,617,699
20100825.1	117,302,178
20100925.1	115,030,526
20101025.1	112,801,920
20101125.1	110,615,554
20101225.1	108,470,638
20110125.1	106,366,396
20110225.1	104,302,064
20110325.1	102,276,897
20110425.1	100,290,159
20110525.1	98,341,131
20110625.1	96,429,106
20110725.1	94,553,391
20110825.1	92,713,305
20110925.1	90,908,180
20111025.1	89,137,360
20111125.1	87,400,202
20111225.1	85,696,074
20120125.1	84,024,358
20120225.1	82,384,444
20120325.1	80,775,736
20120425.1	79,197,649

```
     20120525.1      77,649,608
     20120625.1      76,131,048
     20120725.1      74,641,416
     20120825.1      73,180,169
     20120925.1      71,746,774
     20121025.1      70,340,707
     20121125.1      68,961,455
     20121225.1      67,608,515
     20130125.1      66,281,391
     20130225.1      64,979,599
     20130325.1      63,702,662
     20130425.1      62,450,112
     20130525.1      61,221,493
     20130625.1      60,016,352
     20130725.1      58,834,249
     20130825.1      57,674,749
     20130925.1      56,537,429
     20131025.1      55,421,870
     20131125.1      54,327,662
     20131225.1      53,254,404
     20140125.1      52,201,701
     20140225.1      51,169,166
     20140325.1      50,156,418
     20140425.1      49,163,086
     20140525.1      48,188,804
     20140625.1      0
!
 DEFINE TABLE "Cap12RateSch" (120, 2) = "CURDATE" "Rate"
     20040725.1      1.72693
     20040825.1      8.15418
     20040925.1      8.16941
     20041025.1      8.18441
     20041125.1      8.19918
     20041225.1      8.21373
     20050125.1      8.22807
     20050225.1      8.24219
     20050325.1      8.25610
     20050425.1      8.26981
     20050525.1      8.28332
     20050625.1      8.29664
     20050725.1      8.30977
     20050825.1      8.32271
     20050925.1      8.33548
     20051025.1      8.34806
     20051125.1      8.36048
     20051225.1      8.37273
     20060125.1      8.38482
     20060225.1      8.39675
     20060325.1      8.40852
     20060425.1      8.41861
     20060525.1      8.42852
     20060625.1      8.43825
     20060725.1      8.44781
     20060825.1      8.45720
     20060925.1      8.46642
     20061025.1      8.47548
     20061125.1      8.48438
```

20061225.1	8.49312
20070125.1	8.50171
20070225.1	8.51014
20070325.1	8.51842
20070425.1	8.52656
20070525.1	8.53455
20070625.1	8.54240
20070725.1	8.55011
20070825.1	8.55610
20070925.1	8.56197
20071025.1	8.56883
20071125.1	8.57557
20071225.1	8.58220
20080125.1	8.93982
20080225.1	8.93983
20080325.1	8.93984
20080425.1	8.93985
20080525.1	8.93986
20080625.1	8.93987
20080725.1	8.93988
20080825.1	8.93989
20080925.1	8.93990
20081025.1	8.93991
20081125.1	8.93993
20081225.1	8.93994
20090125.1	8.93995
20090225.1	8.93996
20090325.1	8.93997
20090425.1	8.93998
20090525.1	8.93999
20090625.1	8.94000
20090725.1	8.94001
20090825.1	8.94002
20090925.1	8.94004
20091025.1	8.94005
20091125.1	8.94006
20091225.1	8.94007
20100125.1	8.94008
20100225.1	8.94009
20100325.1	8.94011
20100425.1	8.94012
20100525.1	8.94013
20100625.1	8.94014
20100725.1	8.94015
20100825.1	8.94016
20100925.1	8.94018
20101025.1	8.94019
20101125.1	8.94020
20101225.1	8.94021
20110125.1	8.94022
20110225.1	8.94024
20110325.1	8.94025
20110425.1	8.94026
20110525.1	8.94027
20110625.1	8.94029
20110725.1	8.94030
20110825.1	8.94031

```
      20110925.1     8.94032
      20111025.1     8.94034
      20111125.1     8.94035
      20111225.1     8.94036
      20120125.1     8.94038
      20120225.1     8.94039
      20120325.1     8.94040
      20120425.1     8.94042
      20120525.1     8.94043
      20120625.1     8.94044
      20120725.1     8.94046
      20120825.1     8.94047
      20120925.1     8.94048
      20121025.1     8.94050
      20121125.1     8.94051
      20121225.1     8.94052
      20130125.1     8.94054
      20130225.1     8.94055
      20130325.1     8.94057
      20130425.1     8.94058
      20130525.1     8.94059
      20130625.1     8.94061
      20130725.1     8.94062
      20130825.1     8.94064
      20130925.1     8.94065
      20131025.1     8.94067
      20131125.1     8.94068
      20131225.1     8.94069
      20140125.1     8.94071
      20140225.1     8.94072
      20140325.1     8.94074
      20140425.1     8.94075
      20140525.1     8.94077
      20140625.1     0.00000
!
  DEFINE DYNAMIC #CapBal12 = LOOKUP_TBL( "STEP", Curdate,
"Cap12Notional", "CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapBal12End = LOOKUP_TBL( "STEP", Curdate + 30,
"Cap12Notional", "CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapRate12 = LOOKUP_TBL( "STEP", Curdate,
"Cap12RateSch", "CURDATE", "Rate" )
!
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON",1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON",2) ) /
COLL_PREV_BAL(2) * 1200
!
!
!
  DEFINE #BondBal_X1_NAS = 320000000
  DEFINE #BondBal_X2_NAS = 519240000
  DEFINE #BondBal_X_NAS = 839240000
```

```
  DEFINE #BondBal_X1_WAC = 320000000
  DEFINE #BondBal_X2_WAC = 519240000
  DEFINE #BondBal_XSUBS = 60793764.31
  DEFINE #BondBal_X_WAC = 900033764.31
  DEFINE TABLE "SI_LOSSA1" (6, 2) = "MONTH" "SHIFTR"
      36.1   20%
      132.1   30%
      144.1   35%
      156.1   40%
      168.1   45%
      180.1   50%
!
  DEFINE TABLE "SI_LOSSA2" (6, 2) = "MONTH" "SHIFTR"
      36.1   20%
      132.1   30%
      144.1   35%
      156.1   40%
      168.1   45%
      180.1   50%
!
  DEFINE #COUPON_ALL_SUBS = 0
  DEFINE #COUPON_ALL_SUBS_XSUBS = 0
!
TOLERANCE CLEANUP 0.00
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
  DEFINE DYNAMIC #X1_NAS_BegBal = MIN( BBAL("1A"),
SCHED_AMOUNT("INDY_NAS1") )
  DEFINE DYNAMIC #X1_NAS_EndBal = MIN( BBAL("1A"),
SCHED_AMOUNT("INDY_NAS1_END") )
!
  DEFINE DYNAMIC #X2_NAS_BegBal = MIN( BBAL("2A"),
SCHED_AMOUNT("INDY_NAS2") )
  DEFINE DYNAMIC #X2_NAS_EndBal = MIN( BBAL("2A"),
SCHED_AMOUNT("INDY_NAS2_END") )
!
  DEFINE DYNAMIC #X1_NAS_Coupon = 0.80
  DEFINE DYNAMIC #X2_NAS_Coupon = 0.80
!
  DEFINE DYNAMIC #AdjNetWAC1 = 1200 * ( #NetRate1 * BBAL("1A") / 1200 _
                                   - #X1_NAS_Coupon * #X1_NAS_BegBal /
1200 ) / BBAL("1A")
  DEFINE DYNAMIC #AdjNetWAC2 = 1200 * ( #NetRate2 * BBAL("2A") / 1200 _
                                   - #X2_NAS_Coupon * #X2_NAS_BegBal /
1200 ) / BBAL("2A")
!
  TRANCHE "#AdjNetWac1"  SYMVAR
  TRANCHE "#AdjNetWac2"  SYMVAR
!
  INITIAL INDEX    LIBOR_1MO          1.1
  INITIAL INDEX    MISC_1           1.225
  INITIAL INDEX    CMT_1YR           1.83
!
!
DEFINE DYNAMIC #HedgeRestrictBal1 = BBAL("1A")
!
```

```
DEFINE DYNAMIC #HedgeCapBeginBal11 = MIN( #HedgeRestrictBal1, #CapBal11
)
!
DEFINE DYNAMIC #HedgeCapEndBal11 = MIN( #HedgeRestrictBal1,
#CapBal11End )
!
DEFINE DYNAMIC #HedgeRestrictBal21 = BBAL("2A")
!
DEFINE DYNAMIC #HedgeCapBeginBal12 = MIN( #HedgeRestrictBal21,
#CapBal12 )
!
DEFINE DYNAMIC #HedgeCapEndBal12 = MIN( #HedgeRestrictBal21,
#CapBal12End )
!
Tranche "CAP_IN11" PSEUDO HEDGE
   Block $ 320,000,000  at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN (
#HedgeCapBeginBal11 ); END ( #HedgeCapEndBal11 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE FREQ M _
          Delay 0  Dated 20040604  Next 20040725
     ((1 * MIN(10.500, LIBOR_1MO)) + (-1 * #CapRate11))
     0     999
!
Tranche "CAP_IN12" PSEUDO HEDGE
   Block $ 519,240,000  at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN (
#HedgeCapBeginBal12 ); END ( #HedgeCapEndBal12 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE FREQ M _
          Delay 0  Dated 20040604  Next 20040725
     ((1 * MIN(10.50, LIBOR_1MO)) + (-1 * #CapRate12))
     0     999
!
Tranche "SUBORD_1" MODELING EXCHANGE
   Block 23199686.81 FLOAT GROUP 1 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040601  Next 20040725
    ( #NetRate1 )
     0     999
!
Tranche "SUBORD_2" MODELING EXCHANGE
   Block 37594077.50 FLOAT GROUP 2 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040601  Next 20040725
    ( #NetRate2 )
     0     999
!
Tranche "AR" SEN_WAC
   Block 100.00 FLOAT GROUP 1 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040601  Next 20040725
    ( #NetRate1 )
     0     999
!
Tranche "1A" SEN_FLT
   Block 320000000.00 at 1.41 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #AdjNetWac1 * 30 /  (IF CURMONTH EQ 1
THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
```

```
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 0.62 ELSE 0.31 ))
     0     999
!
Tranche "2A" SEN_FLT
   Block 519240000.00 at 1.41 GROUP 2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #AdjNetWac2 * 30 /  (IF CURMONTH EQ 1
THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 0.62 ELSE 0.31 ))
     0     999
!
Tranche "B1" JUN_FLT
   Block 26090000.00 at 1.6  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #COUPON_ALL_SUBS * 30 /  (IF CURMONTH
EQ 1 THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 0.75 ELSE 0.5 ))
     0     9999
!
Tranche "B2" JUN_FLT
   Block 12140000.00 at 2.2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #COUPON_ALL_SUBS * 30 /  (IF CURMONTH
EQ 1 THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 1.65 ELSE 1.1 ))
     0     999
!
Tranche "B3" JUN_FLT
   Block 6740000.00 at 2.35  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #COUPON_ALL_SUBS * 30 /  (IF CURMONTH
EQ 1 THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 1.875 ELSE 1.25 ))
     0     999
!
Tranche "B4" JUN_FLT
   Block 6740000.00 at 2.35  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #COUPON_ALL_SUBS * 30 /  (IF CURMONTH
EQ 1 THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 1.875 ELSE 1.25 ))
     0     999
!
Tranche "B5" JUN_FLT
   Block 5390000.00 at 2.35  FREQ M FLOAT RESET M _
```

```
          COUPONCAP 30360 NONE ( #COUPON_ALL_SUBS * 30 /  (IF CURMONTH
EQ 1 THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 1.875 ELSE 1.25 ))
     0     999
!
Tranche "B6" JUN_FLT
   Block 3693764.31 at 2.35  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #COUPON_ALL_SUBS * 30 /  (IF CURMONTH
EQ 1 THEN 51 ELSE 30) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040604  Next 20040725
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) <
10%) THEN 1.875 ELSE 1.25 ))
     0     9999
!
!
!
Tranche "X_NAS" SEN_CPT_FLT_IO
   Block 320000000.00 GROUP 1  FREQ M FLOAT RESET M NOTIONAL WITH
FORMULA BEGIN ( #X1_NAS_BEGBAL ); _
                                                    END ( #X1_NAS_ENDBAL
); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040601  Next 20040725
     (#X1_NAS_Coupon)
     0     99999
   Block 519240000.00 GROUP 2  FREQ M FLOAT RESET M NOTIONAL WITH
FORMULA BEGIN ( #X2_NAS_BEGBAL ); _
                                                    END ( #X2_NAS_ENDBAL
); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040601  Next 20040725
     (#X2_NAS_Coupon)
     0     9999
!
Tranche "X1_NAS" PSEUDO COMPONENT
   Block USE PCT   0.0 100.0 OF "X_NAS#1"
!
Tranche "X2_NAS" PSEUDO COMPONENT
   Block USE PCT   0.0 100.0 OF "X_NAS#2"
!
Tranche "X_WAC" SEN_CPT_WAC_IO
   Block 320000000.00 FLOAT  GROUP 1 NOTIONAL WITH BLOCK "1A#1" _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040601  Next 20040725
 ( ( #NetRate1 * COLL_PREV_BAL(1) /  BBAL("AR#1","1A#1","SUBORD_1#1") -
(OPTIMAL_INTPMT("1A#1","X_NAS#1") - COUPONCAP_SHORTFALL("1A#1")) /
BBAL("1A#1") * 1200 ) * 30 / NDAYS_ACCRUE_INT("X_WAC#1"))
     0     999
   Block 519240000.00 FLOAT  GROUP 2 NOTIONAL WITH BLOCK "2A#1" _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040601  Next 20040725
```

```
 ( ( #NetRate2 * COLL_PREV_BAL(2) /  BBAL("2A#1","SUBORD_2#1") -
(OPTIMAL_INTPMT("2A#1","X_NAS#2") - COUPONCAP_SHORTFALL("2A#1")) /
BBAL("2A#1") * 1200 ) * 30 / NDAYS_ACCRUE_INT("X_WAC#2"))
     0     999
   Block 60793764.31 FLOAT  NOTIONAL WITH BLOCK
"B1#1"&"B2#1"&"B3#1"&"B4#1"&"B5#1"&"B6#1" _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040601  Next 20040725
 ( ( #COUPON_ALL_SUBS_XSUBS) -
((OPTIMAL_INTPMT("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") -
COUPONCAP_SHORTFALL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1")) /
BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") * 36000 /
NDAYS_ACCRUE_INT("X_WAC#3") ))
     0     999
!
Tranche "X1_WAC" PSEUDO COMPONENT
   Block USE PCT   0.0 100.0 OF "X_WAC#1"
!
Tranche "X2_WAC" PSEUDO COMPONENT
   Block USE PCT   0.0 100.0 OF "X_WAC#2"
!
Tranche "XSUBS" PSEUDO COMPONENT
   Block USE PCT   0.0 100.0 OF "X_WAC#3"
!
Tranche "R_1" SEN_RES
   Block 343199786.81 at 0 GROUP 1 NOTIONAL WITH GROUP 1  _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040601  Next 20040725
!
Tranche "R_2" SEN_RES
   Block 556834077.50 at 0 GROUP 2 NOTIONAL WITH GROUP 2  _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040601  Next 20040725
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040601 Next 20040725 Settle 20040604
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040601 Next 20040725 Settle 20040604
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040601 Next 20040725 Settle 20040604
!
  HEDGE "CAP11" _
                    TYPE  CAP _
                    LEG   "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT
"CAP_IN11"
!

  HEDGE "CAP12" _
                    TYPE  CAP _
                    LEG   "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT
"CAP_IN12"
!

  CREDIT_SUPPORT_BASIS DEAL
!
ifdef #cmover_3.0g2 _
```

```
  DEFINE MACRO #BalanceRatio[1] = BALANCE_RATIO {#1}
!
ifndef #cmover_3.0g2 _
  DEFINE MACRO #BalanceRatio[1] =
!
  CLASS "X1"          NO_BUILD_TRANCHE _
                      = "X_NAS#1"
  CLASS "X1A"         NO_BUILD_TRANCHE _
                      = "X_WAC#1"
  CLASS "XB"          NO_BUILD_TRANCHE _
                      = "X_WAC#3"
  CLASS "AR"          NO_BUILD_TRANCHE _
                      = "AR"
  CLASS "1A"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "1A"
  CLASS "RESID_1"   NO_BUILD_TRANCHE _
                      = "R_1#1"
  CLASS "X2"          NO_BUILD_TRANCHE _
                      = "X_NAS#2"
  CLASS "X2A"         NO_BUILD_TRANCHE _
                      = "X_WAC#2"
  CLASS "SUBORD_1"    DISTRIB_CLASS RULES _
                      = "SUBORD_1"
  CLASS "SUBORD_2"    DISTRIB_CLASS RULES _
                      = "SUBORD_2"
  CLASS "RESID_2"   NO_BUILD_TRANCHE _
                      = "R_2#1"
  CLASS "B6"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B6"
  CLASS "B5"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B5", SUPPORT_CLASSES = "B6"
  CLASS "B4"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B4", SUPPORT_CLASSES = "B6" "B5"
  CLASS "B3"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B3", SUPPORT_CLASSES = "B6" "B5" "B4"
  CLASS "B2"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B2", SUPPORT_CLASSES = "B6" "B5" "B4" "B3"
  CLASS "B1"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "B1", SUPPORT_CLASSES = "B6" "B5" "B4" "B3" "B2"
  CLASS "ALL_SUBS" DISTRIB_CLASS SUBORD  WRITEDOWN_BAL SUBORD _
                      = "B1" "B2" "B3" "B4" "B5" "B6"  "XB", _
    COMBINE_CLASSES {#BalanceRatio}{1.0} = "SUBORD_1" "SUBORD_2"
```

```
  CLASS "SNR_1"     WRITEDOWN_BAL PRORATA ALLOCATION WRITEDOWN_LIMIT
BALANCE (#OrigCollBal1); _
                    = "AR" "1A" , SUPPORT_CLASSES = "ALL_SUBS"
  CLASS "SNR_2"     NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    WRITEDOWN_LIMIT BALANCE (#OrigCollBal2); _
                    = "2A", SUPPORT_CLASSES = "ALL_SUBS"
!
!
  CLASS "GRP1" _
                 DISTRIB_CLASS RULES _
                   = "X1" "SNR_1" "X1A" "SUBORD_1"  "RESID_1"
  CLASS "GRP2" _
                 DISTRIB_CLASS RULES _
                   = "X2" "SNR_2" "X2A" "SUBORD_2"  "RESID_2"
!
  CLASS "ROOT"  ROOT_LIST = "GRP1" "GRP2"
!
  GROUP 0       ROOT      = 1 2
!

!
  DEFINE PSEUDO_TRANCHE CLASS "SNR_1"        Delay 24  Dated 20040601
Next 20040725 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBORD_1"     Delay 24  Dated 20040601
Next 20040725 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBORD_2"     Delay 24  Dated 20040601
Next 20040725 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "ALL_SUBS"     Delay 24  Dated 20040601
Next 20040725 DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
  DEFINE DYNAMIC STICKY #OrigSubBal1 = #OrigCollBal1 -
ORIG_BBAL("SNR_1")
  DEFINE DYNAMIC STICKY #SubBal1 = MAX(0, COLL_PREV_BAL(1) -
BBAL("SNR_1"))
  DEFINE DYNAMIC STICKY #ReduceTestA1 = LOOKUP_TBL( "STEP", CURMONTH ,
"SI_LOSSA1", "MONTH", "SHIFTR" )
  DEFINE DYNAMIC STICKY #OrigSubBal2 = #OrigCollBal2 -
ORIG_BBAL("SNR_2")
  DEFINE DYNAMIC STICKY #SubBal2 = MAX(0, COLL_PREV_BAL(2) -
BBAL("SNR_2"))
  DEFINE DYNAMIC STICKY #ReduceTestA2 = LOOKUP_TBL( "STEP", CURMONTH ,
"SI_LOSSA2", "MONTH", "SHIFTR" )
!
TRIGGER "Delinquency1" _
        ORIG_TESTVAL    0.00% _
        TESTVAL         ( AVG_DELINQ_BAL(2,2,1) / #SubBal1); _
        TARGETVAL       (50%); _
        ORIG_TARGETVAL  50% _
```

```
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES
ELSE TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL          LODIFF
!
TRIGGER "CumLoss1" _
        ORIG_TESTVAL     0.00% _
        TESTVAL          (DELINQ_LOSS_ACCUM(1)/ #OrigSubBal1); _
        TARGETVAL        ( #ReduceTestA1 ); _
        ORIG_TARGETVAL   NO_CHECK 20% _
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES
ELSE TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL          LODIFF
!
TRIGGER "ShiftTrigger1" _
        FULL_NAME   "Shifting Interest Group 1 Delinquency/Loss
Trigger" _
        DEFINITION "A Shifting Interest Delinquency/Loss Trigger will _
exist after month 120 if ;_
            (a) the 2 month average of 60+ delinquencies is greater
than _
50% of the Junior outstanding certificate balances or ;_
            (b) cumulative losses as a percentage of the original
subordinate _
bond balance are greater than the percentage in the following table; _
                       Month <=          %; _
                            36           20%; _
                            132          30%; _
                            144          35%; _
                            156          40%; _
                            168          45%; _
                            180          50% _
The above calculations will be based on the respective mortgage loan
group." _
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES
ELSE TRIG_EFFECTIVE_ALWAYSPASS ); _
        IMPACT      "Unscheduled principal that was intended to be paid
to the _
subordinate bonds will now be directed to the senior bonds." _
        TRIGVAL FORMULA (MIN( TRIGGER("Delinquency1","TRIGVAL"),
TRIGGER("CumLoss1","TRIGVAL")));
!
!
TRIGGER "Delinquency2" _
        ORIG_TESTVAL     0.00% _
        TESTVAL          ( AVG_DELINQ_BAL(2,2,2) / #SubBal2); _
        TARGETVAL        (50%); _
        ORIG_TARGETVAL   50% _
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES
ELSE TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL          LODIFF
!
TRIGGER "CumLoss2" _
        ORIG_TESTVAL     0.00% _
        TESTVAL          (DELINQ_LOSS_ACCUM(2)/ #OrigSubBal2); _
        TARGETVAL        ( #ReduceTestA2 ); _
        ORIG_TARGETVAL   NO_CHECK 20% _
```

```
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES
ELSE TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL          LODIFF
!
TRIGGER "ShiftTrigger2" _
        FULL_NAME   "Shifting Interest Group 2 Delinquency/Loss
Trigger" _
        DEFINITION "A Shifting Interest Delinquency/Loss Trigger will _
exist after month 120 if ;_
            (a) the 2 month average of 60+ delinquencies is greater
than _
50% of the Junior outstanding certificate balances or ;_
            (b) cumulative losses as a percentage of the original
subordinate _
bond balance are greater than the percentage in the following table; _
                       Month <=          %; _
                            36           20%; _
                           132           30%; _
                           144           35%; _
                           156           40%; _
                           168           45%; _
                           180           50% _
The above calculations will be based on the respective mortgage loan
group." _
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES
ELSE TRIG_EFFECTIVE_ALWAYSPASS ); _
        IMPACT     "Unscheduled principal that was intended to be paid
to the _
subordinate bonds will now be directed to the senior bonds." _
        TRIGVAL FORMULA (MIN( TRIGGER("Delinquency2","TRIGVAL"),
TRIGGER("CumLoss2","TRIGVAL")));
!
!
  DEFINE DYNAMIC STICKY #COUPON_ALL_SUBS = OPTIMAL_INTPMT("SUBORD_1",
"SUBORD_2") / BBAL("SUBORD_1", "SUBORD_2") * 36000 /
NDAYS_ACCRUE_INT("ALL_SUBS#1")
  DEFINE DYNAMIC STICKY #COUPON_ALL_SUBS_XSUBS = #COUPON_ALL_SUBS *
NDAYS_ACCRUE_INT("ALL_SUBS#1") / NDAYS_ACCRUE_INT("X_WAC#3")
!
  OPTIONAL REDEMPTION:      "Cleanup" _
                            COLL_FRAC 10% _
                            PRICE_P ( COLL_BAL ); _
                            DISTR_P RULES "OPTR_DEAL"
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                            PARTIAL_PREPAY Compensate Pro_rata _
                            LOSS           NO_Compensate SUBORDINATED
ACCUM
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                            PARTIAL_PREPAY Compensate Pro_rata _
                            LOSS           NO_Compensate SUBORDINATED
ACCUM
!
    Tranche      Cusip        Stated Maturity
    AR            XXXXXXXXX
```

```
    1A            XXXXXXXXX
    B1            XXXXXXXXX
    B2            XXXXXXXXX
    B3            XXXXXXXXX
    B4            XXXXXXXXX
    B5            XXXXXXXXX
    B6            XXXXXXXXX
    2A            XXXXXXXXX
    X_NAS         XXXXXXXXX
    X_WAC         XXXXXXXXX
    R_1           XXXXXXXXX
    R_2           XXXXXXXXX
!
!
 CMO Block Payment Rules
------------------------------------
   calculate : #HedgePaySave1 = 0.00
------------------------------------
   calculate : #HedgePaySave2 = 0.00
------------------------------------
!
   calculate :  #SubsNotGoneAgg = BBAL("B1", "B2", "B3", "B4", "B5",
"B6") GT 0.01
!
   calculate :  #OrigSenPct1  = ORIG_BBAL("SNR_1") / #OrigCollBal1
!
   calculate :  #SenPct1 = _
               IF #SubsNotGoneAgg _
               THEN MIN(1, BBAL("SNR_1") / COLL_PREV_BAL(1)) _
               ELSE 1
!
   calculate :  #OrigSenPct2  = ORIG_BBAL("SNR_2") / #OrigCollBal2
!
   calculate :  #SenPct2 = _
               IF #SubsNotGoneAgg _
               THEN MIN(1, BBAL("SNR_2") / COLL_PREV_BAL(2)) _
               ELSE 1
!
   calculate :  #ShiftTest1 = NOT TRIGGER("ShiftTrigger1")
   calculate :  #ShiftTest2 = NOT TRIGGER("ShiftTrigger2")
   calculate :  #Sub2TimesTestAgg = BBAL("SUBORD_1", "SUBORD_2") /
BBAL("SNR_1", "SUBORD_1", "SNR_2", "SUBORD_2") _
                                    GE 2 * ORIG_BBAL("SUBORD_1",
"SUBORD_2")/ORIG_BBAL("SNR_1", "SUBORD_1", "SNR_2", "SUBORD_2")
!
   calculate :  #SenPctFailAgg = (#SenPct1 > #OrigSenPct1) OR (#SenPct2
> #OrigSenPct2)
!
   calculate :  #SenPrep1 = _
              IF #SenPctFailAgg _
              THEN 1 _
              ELSE #SenPct1 + SHIFT%(1) * (1-#SenPct1), _
   Reduce_SHIFT%_when GROUP 1 SLIPPERY FAILVAL_100PCT    _
   (#ShiftTest1 AND #ShiftTest2)
!
   calculate :  #SenPrep2 = _
              IF #SenPctFailAgg _
```

```
              THEN 1 _
              ELSE #SenPct2 + SHIFT%(2) * (1-#SenPct2), _
   Reduce_SHIFT%_when GROUP 2 SLIPPERY FAILVAL_100PCT    _
   (#ShiftTest1 AND #ShiftTest2)
!
!
   calculate :  #SenPrep1 = _
              IF #SenPctFailAgg _
              THEN 1 _
              ELSE IF #Sub2TimesTestAgg _
                   THEN IF CURMONTH LE 36 _
                        THEN #SenPct1 + (50% * (1-#SenPct1)) _
                        ELSE #SenPct1 _
                   ELSE #SenPrep1
!
   calculate :  #SenPrep2 = _
              IF #SenPctFailAgg _
              THEN 1 _
              ELSE IF #Sub2TimesTestAgg _
                   THEN IF CURMONTH LE 36 _
                        THEN #SenPct2 + (50% * (1-#SenPct2)) _
                        ELSE #SenPct2 _
                   ELSE #SenPrep2
!
   calculate : #SENRECOV1 =         _
     MAX( 0, MIN( #SenPct1 * DELINQ_LIQUIDATE(1), _
                  #SenPrep1 * DELINQ_RECOVER(1)))
!
   calculate : #SENRECOV2 =         _
     MAX( 0, MIN( #SenPct2 * DELINQ_LIQUIDATE(2), _
                  #SenPrep2 * DELINQ_RECOVER(2)))
!
 calculate:  "SNR_1" _
  NO_CHECK SCHEDULED      GROUP 1  FRACTION LIMIT #SCH11 = #SenPct1 , _
  NO_CHECK PREPAY         GROUP 1  FRACTION LIMIT #PRP11 = #SenPrep1 , _
  NO_CHECK RECOVER        GROUP 1  AMOUNT   LIMIT #REC11 = #SENRECOV1
!
 calculate:  "SNR_2" _
  NO_CHECK SCHEDULED      GROUP 2  FRACTION LIMIT #SCH22 = #SenPct2 , _
  NO_CHECK PREPAY         GROUP 2  FRACTION LIMIT #PRP22 = #SenPrep2 , _
  NO_CHECK RECOVER        GROUP 2  AMOUNT   LIMIT #REC22 = #SENRECOV2
!
  calculate :  #SenSchedAlloc1   = #SCH11 * COLL_P_SCHED(1)
  calculate :  #SenPrepayAlloc1  = #PRP11 * COLL_P_PREPAY(1)
  calculate :  #SenRecoverAlloc1 = #REC11
  calculate :  #SenSchedAlloc2   = #SCH22 * COLL_P_SCHED(2)
  calculate :  #SenPrepayAlloc2  = #PRP22 * COLL_P_PREPAY(2)
  calculate :  #SenRecoverAlloc2 = #REC22
!
   calculate : #SubSched1    = MAX( 0, COLL_P_SCHED(1) - #SenSchedAlloc1
)
   calculate : #SubPrepay1   = MAX( 0, COLL_P_PREPAY(1) -
#SenPrepayAlloc1 )
   calculate : #SubRecov1    = MAX( 0, DELINQ_RECOVER(1) -
#SenRecoverAlloc1 )
!
 calculate:  "SUBORD_1" _
```

```
  NO_CHECK SCHEDULED     GROUP 1  AMOUNT             = #SubSched1 , _
  NO_CHECK PREPAY        GROUP 1  AMOUNT             = #SubPrepay1 , _
  NO_CHECK RECOVER       GROUP 1  AMOUNT             = #SubRecov1
!
   calculate : #SubSched2   = MAX( 0, COLL_P_SCHED(2) - #SenSchedAlloc2
)
   calculate : #SubPrepay2  = MAX( 0, COLL_P_PREPAY(2) -
#SenPrepayAlloc2 )
   calculate : #SubRecov2   = MAX( 0, DELINQ_RECOVER(2) -
#SenRecoverAlloc2 )
!
 calculate:  "SUBORD_2" _
  NO_CHECK SCHEDULED     GROUP 2  AMOUNT             = #SubSched2 , _
  NO_CHECK PREPAY        GROUP 2  AMOUNT             = #SubPrepay2 , _
  NO_CHECK RECOVER       GROUP 2  AMOUNT             = #SubRecov2
!
   calculate : #SubSched    = #SubSched1 + #SubSched2
   calculate : #SubRecov    = #SubRecov1 + #SubRecov2
   calculate : #SubPrepay   = #SubPrepay1 + #SubPrepay2
!
 calculate:  "B1" _
  NO_CHECK SCHEDULED      AMOUNT   LIMIT #B1S  = #SubSched  *
SHARE("B1") , _
  NO_CHECK PREPAY         AMOUNT   LIMIT #B1P  = #SubPrepay *
SUB_SHARE("B1") , _
  NO_CHECK RECOVER        AMOUNT   LIMIT #B1R  = #SubRecov  *
SHARE("B1")
!
 calculate:  "B2" _
  NO_CHECK SCHEDULED      AMOUNT   LIMIT #B2S  = #SubSched  *
SHARE("B2") , _
  NO_CHECK PREPAY         AMOUNT   LIMIT #B2P  = #SubPrepay *
SUB_SHARE("B2") , _
  NO_CHECK RECOVER        AMOUNT   LIMIT #B2R  = #SubRecov  *
SHARE("B2")
!
 calculate:  "B3" _
  NO_CHECK SCHEDULED      AMOUNT   LIMIT #B3S  = #SubSched  *
SHARE("B3") , _
  NO_CHECK PREPAY         AMOUNT   LIMIT #B3P  = #SubPrepay *
SUB_SHARE("B3") , _
  NO_CHECK RECOVER        AMOUNT   LIMIT #B3R  = #SubRecov  *
SHARE("B3")
!
 calculate:  "B4" _
  NO_CHECK SCHEDULED      AMOUNT   LIMIT #B4S  = #SubSched  *
SHARE("B4") , _
  NO_CHECK PREPAY         AMOUNT   LIMIT #B4P  = #SubPrepay *
SUB_SHARE("B4") , _
  NO_CHECK RECOVER        AMOUNT   LIMIT #B4R  = #SubRecov  *
SHARE("B4")
!
 calculate:  "B5" _
  NO_CHECK SCHEDULED      AMOUNT   LIMIT #B5S  = #SubSched  *
SHARE("B5") , _
  NO_CHECK PREPAY         AMOUNT   LIMIT #B5P  = #SubPrepay *
SUB_SHARE("B5") , _
```

```
  NO_CHECK RECOVER        AMOUNT   LIMIT #B5R  = #SubRecov  *
SHARE("B5")
!
 calculate:  "B6" _
  NO_CHECK SCHEDULED      AMOUNT   LIMIT #B6S  = #SubSched  *
SHARE("B6") , _
  NO_CHECK PREPAY         AMOUNT   LIMIT #B6P  = #SubPrepay *
SUB_SHARE("B6") , _
  NO_CHECK RECOVER        AMOUNT   LIMIT #B6R  = #SubRecov  *
SHARE("B6")
!
   calculate : #SubWaterFall = (#SubSched + #SubPrepay + #SubRecov) -
(#B1S + #B1P + #B1R + #B2S + #B2P + #B2R + #B3S + #B3P + #B3R + #B4S +
#B4P + #B4R + #B5S + #B5P + #B5R + #B6S + #B6P + #B6R)
!
 calculate:  "B1" _
  NO_CHECK CUSTOM         AMOUNT   LIMIT V1  = #SubWaterFall
!
 calculate:  "B2" _
  NO_CHECK CUSTOM         AMOUNT   LIMIT V2  = #SubWaterFall - V1
!
 calculate:  "B3" _
  NO_CHECK CUSTOM         AMOUNT   LIMIT V3  = #SubWaterFall - V1 - V2
!
 calculate:  "B4" _
  NO_CHECK CUSTOM         AMOUNT   LIMIT V4  = #SubWaterFall - V1 - V2
- V3
!
 calculate:  "B5" _
  NO_CHECK CUSTOM         AMOUNT   LIMIT V5  = #SubWaterFall - V1 - V2
- V3 - V4
!
 calculate:  "B6" _
  NO_CHECK CUSTOM         AMOUNT   LIMIT V6  = #SubWaterFall - V1 - V2
- V3 - V4 - V5
!
-------------------------------------
         pay :  CLASS INTEREST SEQUENTIAL  ("X1")
         pay :  CLASS INTEREST  PRO_RATA ("SNR_1" )
         pay :  CLASS INTSHORT  PRO_RATA ("SNR_1" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "SNR_1" )
-------------------------------------
         pay :  CLASS INTEREST SEQUENTIAL  ("X2")
         pay :  CLASS INTEREST  PRO_RATA ("SNR_2" )
         pay :  CLASS INTSHORT  PRO_RATA ("SNR_2" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "SNR_2" )
-------------------------------------
         pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_1" )
         pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_1" )
-------------------------------------
         pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_2" )
         pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_2" )
-------------------------------------
        from :  CLASS ( "GRP1"; "GRP2" )
         pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_1"; "SUBORD_2" )
         pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_1"; "SUBORD_2" )
-------------------------------------
```

```
         pay :  CLASS PRINCIPAL  SEQUENTIAL ( "SUBORD_1" )
------------------------------------
         pay :  CLASS PRINCIPAL  SEQUENTIAL ( "SUBORD_2" )
------------------------------------
        from :  CLASS ( "GRP1"; "GRP2" )
         pay :  CLASS PRINCIPAL PRO_RATA ( "SUBORD_1"; "SUBORD_2" )
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTEREST PRO_RATA  ( "AR"; "1A" )
         pay :  CLASS INTSHORT PRO_RATA  ( "AR"; "1A" )
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS BALANCE SEQUENTIAL ( "AR", "1A" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "AR" )
         pay :  SEQUENTIAL ( "AR#1" )
------------------------------------
        from :  CLASS ( "1A" )
         pay :  SEQUENTIAL ( "1A#1" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  SEQUENTIAL ( "2A#1" )
------------------------------------
------------------------------------
        from :  CLASS ( "SUBORD_1" ; "SUBORD_2" )
         pay :  CLASS INTEREST PRO_RATA  ( "ALL_SUBS" )
         pay :  CLASS INTSHORT PRO_RATA  ( "ALL_SUBS" )
         pay :  CLASS BALANCE  SEQUENTIAL ( "ALL_SUBS" )
------------------------------------
!
------------------------------------ SUB COMBO DISTRIBUTION
        from :  CLASS ("ALL_SUBS" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B1" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B2" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B3" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B4" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B5" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B6" )
------------------------------------
!!!! BEGIN INSERT CUSTOM CAP RULES
        from :  CLASS ( "ALL_SUBS" ; "GRP1" ; "GRP2" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ("1A" ; "SNR_2")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ("B1" ; "B2" ; "B3" ;
"B4" ; "B5" ; "B6" )
------------------------------------
         pay :  CLASS INTEREST SEQUENTIAL  ("X1A")
------------------------------------
         pay :  CLASS INTEREST SEQUENTIAL  ("X2A")
------------------------------------
        from :  CLASS ( "ALL_SUBS" )
         pay :  CLASS INTEREST SEQUENTIAL  ("XB")
         pay :  CLASS INTSHORT SEQUENTIAL  ("XB")
------------------------------------
```

```
!!!! END INSERT CUSTOM CAP RULES
!
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
------------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
------------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
------------------------------------
!
------------------------------------ PAYDOWN SUBORD TRANCHES
   calculate :  #PrincReduce   = BBAL("B1#1", "B2#1", "B3#1", "B4#1",
"B5#1", "B6#1") - BBAL("SUBORD_1", "SUBORD_2")
   calculate :  #SubPrinc1     = BBAL("SUBORD_1#1") - BBAL("SUBORD_1")
   calculate :  #SubPrinc2     = BBAL("SUBORD_2#1") - BBAL("SUBORD_2")
   calculate :  #SubPrincAgg = #SubPrinc1 + #SubPrinc2
   calculate :  #PrincReduce1 = #PrincReduce * #SubPrinc1 /
#SubPrincAgg
   calculate :  #PrincReduce2 = #PrincReduce * #SubPrinc2 /
#SubPrincAgg
------------------------------------
  subject to :  CEILING ( ( #SubPrinc1 - #PrincReduce1 ) )
         pay :  SEQUENTIAL ( "SUBORD_1#1" )
------------------------------------
  subject to :  CEILING ( ( #SubPrinc2 - #PrincReduce2 ) )
         pay :  SEQUENTIAL ( "SUBORD_2#1" )
------------------------------------
!
        from :  CLASS ( "GRP1" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "1A" )
------------------------------------
        from :  HEDGE ("CAP11")
  subject to :  CEILING ((HEDGE ("CAP11", "OPTIMAL_PMT") - HEDGE
("CAP11", "ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("1A")
------------------------------------
        from :  CLASS ( "GRP2" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "SNR_2" )
------------------------------------
        from :  HEDGE ("CAP12")
  subject to :  CEILING ((HEDGE ("CAP12", "OPTIMAL_PMT") - HEDGE
("CAP12", "ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("SNR_2")
------------------------------------
        from :  HEDGE ("CAP11")
```

```
         pay :  AS_INTEREST ("R_1#1")
------------------------------------
        from :  HEDGE ("CAP12")
         pay :  AS_INTEREST ("R_2#1")
------------------------------------
        from :  CLASS ( "ALL_SUBS" )
         pay :  AS_INTEREST ("R_1#1")
------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  AS_INTEREST ("R_1#1")
------------------------------------
        from :  CLASS ( "GRP2" )
         pay :  AS_INTEREST ("R_2#1")
------------------------------------
------------------------------------ MANUAL WRITEDOWNS
   calculate :  #ReduceSubord1 = MAX(0, MIN( BBAL("SUBORD_1#1"), BBAL(
"AR#1", "1A#1", "SUBORD_1#1" ) - COLL_BAL(1)))
   calculate :  #ReduceSubord2 = MAX(0, MIN( BBAL("SUBORD_2#1"), BBAL(
"2A#1", "SUBORD_2#1" ) - COLL_BAL(2)))
   calculate :  #TotReduceSubord = #ReduceSubord1 + #ReduceSubord2
------------------------------------
        when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
         pay :  DECREMENT ( BALANCE "SUBORD_1#1", BY #ReduceSubord1 )
------------------------------------
   calculate :  #IncreaseSubord1 =  MAX(0, MIN( #TotReduceSubord,
COLL_BAL(1) - BBAL( "AR#1", "1A#1", "SUBORD_1#1" )))
------------------------------------
        when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
         pay :  INCREMENT ( BALANCE "SUBORD_1#1", BY #IncreaseSubord1 )
------------------------------------
        when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
         pay :  DECREMENT ( BALANCE "SUBORD_2#1", BY #ReduceSubord2 )
------------------------------------
   calculate :  #IncreaseSubord2 =  MAX(0, MIN( #TotReduceSubord,
COLL_BAL(2) - BBAL( "2A#1", "SUBORD_2#1" )))
------------------------------------
        when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
         pay :  INCREMENT ( BALANCE "SUBORD_2#1", BY #IncreaseSubord2 )
------------------------------------
   calculate :  #MoreReduceSubord1 = MAX(0, MIN( BBAL("SUBORD_1#1"),
BBAL("SUBORD_1#1") / BBAL("SUBORD_1#1", "SUBORD_2#1") * ( BBAL("AR#1",
"1A#1", "SUBORD_1#1", "2A#1", "SUBORD_2#1") - COLL_BAL)))
   calculate :  #MoreReduceSubord2 = MAX(0, MIN( BBAL("SUBORD_2#1"),
BBAL("SUBORD_2#1") / BBAL("SUBORD_1#1", "SUBORD_2#1") * ( BBAL("AR#1",
"1A#1", "SUBORD_1#1", "2A#1", "SUBORD_2#1") - COLL_BAL)))
------------------------------------
        when :  IS_TRUE (
(BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") GT 0.01 ) AND ((
BBAL("SUBORD_2#1") LT 0.01 ) ))
         pay :  DECREMENT ( BALANCE "SUBORD_1#1", BY #MoreReduceSubord1
)
------------------------------------
        when :  IS_TRUE (
(BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") GT 0.01 ) AND ((
BBAL("SUBORD_1#1") LT 0.01 ) ))
         pay :  DECREMENT ( BALANCE "SUBORD_2#1", BY #MoreReduceSubord2
)
```

```
-------------------------------------
   calculate :  #WriteDown = MAX(0, BBAL( "AR#1", "1A#1", "B1#1",
"B2#1", "B3#1", "B4#1", "B5#1", "B6#1", "2A#1" ) - COLL_BAL(1,2))
-------------------------------------
        from :  SUBACCOUNT ( #WriteDown )
         pay :  WRITEDOWN PRO_RATA ( "B6#1" )
         pay :  WRITEDOWN PRO_RATA ( "B5#1" )
         pay :  WRITEDOWN PRO_RATA ( "B4#1" )
         pay :  WRITEDOWN PRO_RATA ( "B3#1" )
         pay :  WRITEDOWN PRO_RATA ( "B2#1" )
         pay :  WRITEDOWN PRO_RATA ( "B1#1" )
-------------------------------------
   calculate :  #SenWriteDown1 = MAX(0, BBAL( "AR#1", "1A#1" ) / BBAL(
"AR#1", "1A#1", "2A#1" ) * #WriteDown)
-------------------------------------
   calculate :  #SenWriteDown2 = MAX(0, BBAL( "2A#1" ) / BBAL( "AR#1",
"1A#1", "2A#1" ) * #WriteDown)
-------------------------------------
        from :  SUBACCOUNT ( #WriteDown, #SenWriteDown1 )
         pay :  WRITEDOWN PRO_RATA ( "AR#1"; "1A#1" )
-------------------------------------
        from :  SUBACCOUNT ( #WriteDown, #SenWriteDown2 )
         pay :  WRITEDOWN SEQUENTIAL ( "2A#1" )
-------------------------------------
!
   calculate : #BondBal1    = BBAL("AR#1","1A#1","SUBORD_1#1")
-------------------------------------
   calculate : #BondBal2    = BBAL("2A#1","SUBORD_2#1")
-------------------------------------
   calculate : #BondBal     = #BondBal1 + #BondBal2
-------------------------------------
   calculate : #BondBal_X1_NAS = #X1_NAS_ENDBAL
-------------------------------------
   calculate : #BondBal_X2_NAS = #X2_NAS_ENDBAL
-------------------------------------
   calculate : #BondBal_X_NAS = #X1_NAS_ENDBAL + #X2_NAS_ENDBAL
-------------------------------------
   calculate : #BondBal_X1_WAC = BBAL("1A#1")
-------------------------------------
   calculate : #BondBal_X2_WAC = BBAL("2A#1")
-------------------------------------
   calculate : #BondBal_XSUBS =
BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1")
-------------------------------------
   calculate : #BondBal_X_WAC = BBAL("1A#1") + BBAL("2A#1") +
BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1")
-------------------------------------
-------------------------------------
 calculate: #CallBalGrp1 = COLL_BAL(1)
 calculate: #CallBalGrp2 = COLL_BAL(2)
-------------------------------------
---------------------- SECTION: "OPTR_DEAL"
-------------------------------------
        from :  CASH_ACCOUNT (100)
  subject to :  CEILING ( #CallBalGrp1)
         pay :  CLASS BALANCE SEQUENTIAL ( "GRP1" )
         pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP1" )
```

```
-------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  SEQUENTIAL ( "AR#1", "1A#1" )
-------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SUBORD_1" )
-------------------------------------
  subject to :  CEILING ( (BBAL("SUBORD_1#1")-BBAL("SUBORD_1")) )
         pay :  SEQUENTIAL ( "SUBORD_1#1" )
-------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  AS_INTEREST ( "R_1#1" )
-------------------------------------
        from :  CLASS ( "SUBORD_1" )
         pay :  CLASS BALANCE SEQUENTIAL ("ALL_SUBS")
-------------------------------------
        from :  CLASS ( "ALL_SUBS" )
         pay :  CLASS BALANCE SEQUENTIAL
("B1","B2","B3","B4","B5","B6")
-------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
-------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
-------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
-------------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
-------------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
-------------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
-------------------------------------
   calculate : #WriteDown1 = BBAL("GRP1")
-------------------------------------
   calculate :  #WD_SUBORD_1 = MIN(BBAL("SUBORD_1#1"), #Writedown1)
   calculate :  #Writedown1 = #Writedown1 - #WD_SUBORD_1
-------------------------------------
  subject to :  CEILING ( #WD_SUBORD_1 )
         pay :  DECREMENT( BALANCE "SUBORD_1#1", BY #WD_SUBORD_1 )
-------------------------------------
        from :  SUBACCOUNT ( #Writedown1 )
         pay :  WRITEDOWN PRO_RATA ( "AR#1"; "1A#1" )
-------------------------------------
-------------------------------------
        from :  CASH_ACCOUNT (100)
  subject to :  CEILING ( #CallBalGrp2)
         pay :  CLASS BALANCE SEQUENTIAL ( "GRP2" )
         pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP2" )
-------------------------------------
        from :  CLASS ( "GRP2" )
         pay :  SEQUENTIAL ( "2A#1" )
```

```
------------------------------------
        from :  CLASS ( "GRP2" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SUBORD_2" )
------------------------------------
  subject to :  CEILING ( (BBAL("SUBORD_2#1")-BBAL("SUBORD_2")) )
         pay :  SEQUENTIAL ( "SUBORD_2#1" )
------------------------------------
        from :  CLASS ( "GRP2" )
         pay :  AS_INTEREST ( "R_2#1" )
------------------------------------
        from :  CLASS ( "SUBORD_2" )
         pay :  CLASS BALANCE SEQUENTIAL ("ALL_SUBS")
------------------------------------
        from :  CLASS ( "ALL_SUBS" )
         pay :  CLASS BALANCE SEQUENTIAL
("B1","B2","B3","B4","B5","B6")
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
------------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
------------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
------------------------------------
   calculate : #WriteDown2 = BBAL("GRP2")
------------------------------------
   calculate :  #WD_SUBORD_2 = MIN(BBAL("SUBORD_2#1"), #Writedown2)
   calculate :  #Writedown2 = #Writedown2 - #WD_SUBORD_2
------------------------------------
  subject to :  CEILING ( #WD_SUBORD_2 )
         pay :  DECREMENT( BALANCE "SUBORD_2#1", BY #WD_SUBORD_2 )
------------------------------------
        from :  SUBACCOUNT ( #Writedown2 )
         pay :  WRITEDOWN SEQUENTIAL ( "2A#1" )
------------------------------------
!
Schedule "SHIFT1%"
Declare
SHIFTINT GROUP 1
120     100%
132     70%
144     60%
156     40%
168     20%
180     0%
!
```

```
!
Schedule "SHIFT2%"
Declare
SHIFTINT GROUP 2
120    100%
132    70%
144    60%
156    40%
168    20%
180    0%
!
Schedule "INDY_NAS1" GROUP 1
DECLARE
VALUES OK
     20040725          320,000,000
     20040825          307,470,317
     20040925          295,397,304
     20041025          283,765,492
     20041125          272,558,874
     20041225          261,762,022
     20050125          251,360,068
     20050225          241,338,680
     20050325          231,684,045
     20050425          222,382,849
     20050525          213,422,260
     20050625          204,789,913
     20050725          196,473,886
     20050825          188,462,692
     20050925          180,745,259
     20051025          173,310,916
     20051125          166,149,376
     20051225          159,250,729
     20060125          152,605,420
     20060225          146,204,243
     20060325          140,038,323
     20060425          134,495,744
     20060525          129,163,418
     20060625          124,033,551
     20060725          119,098,633
     20060825          114,351,431
     20060925          109,784,973
     20061025          105,392,545
     20061125          101,167,680
     20061225           97,104,145
     20070125           93,195,938
     20070225           89,437,275
     20070325           85,822,586
     20070425           82,346,504
     20070525           79,003,860
     20070625           75,789,674
     20070725           72,699,151
     20070825           70,018,476
     20070925           67,436,059
     20071025           64,948,317
     20071125           62,551,796
     20071225           60,243,167
     20080125                    0
```

```
!
Schedule "INDY_NAS1_END" GROUP 1
DECLARE
VALUES OK
     20040725            307,470,317
     20040825            295,397,304
     20040925            283,765,492
     20041025            272,558,874
     20041125            261,762,022
     20041225            251,360,068
     20050125            241,338,680
     20050225            231,684,045
     20050325            222,382,849
     20050425            213,422,260
     20050525            204,789,913
     20050625            196,473,886
     20050725            188,462,692
     20050825            180,745,259
     20050925            173,310,916
     20051025            166,149,376
     20051125            159,250,729
     20051225            152,605,420
     20060125            146,204,243
     20060225            140,038,323
     20060325            134,495,744
     20060425            129,163,418
     20060525            124,033,551
     20060625            119,098,633
     20060725            114,351,431
     20060825            109,784,973
     20060925            105,392,545
     20061025            101,167,680
     20061125             97,104,145
     20061225             93,195,938
     20070125             89,437,275
     20070225             85,822,586
     20070325             82,346,504
     20070425             79,003,860
     20070525             75,789,674
     20070625             72,699,151
     20070725             70,018,476
     20070825             67,436,059
     20070925             64,948,317
     20071025             62,551,796
     20071125             60,243,167
     20071225                      0
!
Schedule "INDY_NAS2" GROUP 2
DECLARE
VALUES OK
     20040725            519,240,000
     20040825            498,897,683
     20040925            479,297,498
     20041025            460,414,093
     20041125            442,221,449
     20041225            424,694,485
     20050125            407,809,030
```

```
     20050225          391,541,788
     20050325          375,870,306
     20050425          360,772,942
     20050525          346,228,840
     20050625          332,217,899
     20050725          318,720,744
     20050825          305,718,704
     20050925          293,193,784
     20051025          281,128,640
     20051125          269,506,557
     20051225          258,311,425
     20060125          247,527,719
     20060225          237,140,476
     20060325          227,135,277
     20060425          218,140,598
     20060525          209,487,342
     20060625          201,162,842
     20060725          193,154,896
     20060825          185,451,750
     20060925          178,042,080
     20061025          170,914,975
     20061125          164,059,926
     20061225          157,466,809
     20070125          151,125,872
     20070225          145,027,718
     20070325          139,163,300
     20070425          133,523,897
     20070525          128,101,114
     20070625          122,886,860
     20070725          117,873,345
     20070825          113,523,841
     20070925          109,333,875
     20071025          105,297,625
     20071125          101,409,480
     20071225           97,664,034
     20080125                    0
!
Schedule "INDY_NAS2_END" GROUP 2
DECLARE
VALUES OK
     20040725          498,897,683
     20040825          479,297,498
     20040925          460,414,093
     20041025          442,221,449
     20041125          424,694,485
     20041225          407,809,030
     20050125          391,541,788
     20050225          375,870,306
     20050325          360,772,942
     20050425          346,228,840
     20050525          332,217,899
     20050625          318,720,744
     20050725          305,718,704
     20050825          293,193,784
     20050925          281,128,640
     20051025          269,506,557
     20051125          258,311,425
```

```
     20051225          247,527,719
     20060125          237,140,476
     20060225          227,135,277
     20060325          218,140,598
     20060425          209,487,342
     20060525          201,162,842
     20060625          193,154,896
     20060725          185,451,750
     20060825          178,042,080
     20060925          170,914,975
     20061025          164,059,926
     20061125          157,466,809
     20061225          151,125,872
     20070125          145,027,718
     20070225          139,163,300
     20070325          133,523,897
     20070425          128,101,114
     20070525          122,886,860
     20070625          117,873,345
     20070725          113,523,841
     20070825          109,333,875
     20070925          105,297,625
     20071025          101,409,480
     20071125           97,664,034
     20071225                    0
!
!
 Collateral
!
!       Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040601    9999 9999   FALSE
!
! Pool#  Type      Gross     Current     Original   --Fee--  Maturity
Orig ARM              Gross  #mos  #mos    P#mos  P#mos  Life   Reset
Life   Max   Look
!                  Coupon     Factor      Balance     P/Y  BV  P/Y   BV
Term  Index           Margin ToRst RstPer ToRst  RstPer Cap    Cap
Floor  Negam Back
!! BEGINNING OF COLLATERAL
M       1     "CON  12 MAT B"     WL    00    WAC             4.31082 (
126949296.07 /    126949296.07 );    126949296.07
0.38150      0.38150          359:1      359:1       360 NO_CHECK ARM
MISC_1                     3.07282      2     1 SYNC_INT
9.70965              99        3.07282         0       0
ORIG_GROSSRATE     4.31082 GROUP 1
M       2     "CON  12 MAT B"     WL    00    WAC             4.20915 (
187952840.02 /    187952840.02 );    187952840.02
0.38150      0.38150          358:2      358:2       360 NO_CHECK ARM
MISC_1                     2.97115      2     1 SYNC_INT
9.22068              99        2.97115         0       0
ORIG_GROSSRATE     4.20915 GROUP 1
M       3     "CON  12 MAT B"     WL    00    WAC             4.24740 (
26544757.61 /     26544757.61 );     26544757.61
0.38150      0.38150          357:3      357:3       360 NO_CHECK ARM
MISC_1                     3.00940      2     1 SYNC_INT
```

```
9.11015              99          3.00940          0       0
ORIG_GROSSRATE      4.24740 GROUP 1
M         4      "CON  12 MAT B"      WL     00    WAC              4.00818 (
1752893.11 /       1752893.11 );       1752893.11
0.38150       0.38150            356:4      356:4        360 NO_CHECK ARM
MISC_1                        2.77018      2      1 SYNC_INT
9.50432              99          2.77018          0       0
ORIG_GROSSRATE      4.00818 GROUP 1
M        13      "NC  12 MAT B"       WL     00    WAC              4.20915 (
260542840.66 /     260542840.66 );     260542840.66
0.38150       0.38150            359:1      359:1        360 NO_CHECK ARM
MISC_1                        2.97216      2      1 SYNC_INT
9.71530              99          2.97216          0       0
ORIG_GROSSRATE      4.20915 GROUP 2
M        14      "NC  12 MAT B"       WL     00    WAC              4.08850 (
255360455.14 /     255360455.14 );     255360455.14
0.38150       0.38150            358:2      358:2        360 NO_CHECK ARM
MISC_1                        2.85050      2      1 SYNC_INT
9.07887              99          2.85050          0       0
ORIG_GROSSRATE      4.08850 GROUP 2
M        15      "NC  12 MAT B"       WL     00    WAC              4.06365 (
40304041.67 /      40304041.67 );      40304041.67
0.38150       0.38150            357:3      357:3        360 NO_CHECK ARM
MISC_1                        2.82565      2      1 SYNC_INT
9.06592              99          2.82565          0       0
ORIG_GROSSRATE      4.06365 GROUP 2
M        16      "NC  12 MAT B"       WL     00    WAC              3.33800 (
626740.03 /        626740.03 );        626740.03
0.38150       0.38150            356:4      356:4        360 NO_CHECK ARM
MISC_1                        2.10000      2      1 SYNC_INT
8.95000              99          2.10000          0       0
ORIG_GROSSRATE      3.33800 GROUP 2
M        17      "DUMMY"              WL     00    WAC              3.33800 (
0.00 /             0.00 );             0.00                         0.38150
0.38150          356:4     356:4        360 NO_CHECK ARM CMT_1YR
2.10000      2     1 SYNC_INT            8.95000                99
2.10000          0       0                             ORIG_GROSSRATE
3.33800 GROUP 2
```

'MAC 2004-AR2 UPB > 500K
6/01/04 FILE

Total Current Balance:	170,514,043	
Number Of Loans:	257	
		Minimum
Average Current Balance:	$663,478.77	$501,000.00
Average Original Balance:	$663,989.87	$501,000.00
Weighted Average Current Mortgage Rate:	4.003 %	3.075
Weighted Average Gross Margin:	2.778 %	1.850
Weighted Average Maximum Mortgage Rate:	9.204 %	8.750
Weighted Average Original Ltv Ratio:	69.69 %	29.14
Weighted Average Negative Amortization Limit:	110.00 %	110.00
Weighted Average Payment Cap:	7.50 %	7.50
Weighted Average Recast Frequency:	60	60
Weighted Average Credit Score:	702	620
Weighted Average Original Term:	360 months	360
Weighted Average Remaining Term:	358 months	356
Weighted Average Months To Roll:	1 months	1
Weighted Average Rate Adjustment Frequency:	1 months	1
First Payment Date:		Mar 01, 2004
Maturity Date:		Feb 01, 2034

Top State Concentrations ($): 59.81 % California, 6.03 % Florida, 4.83 % New Jersey
Maximum Zip Code Concentration ($): 1.57 % 90265 (Malibu, CA)

Table

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MTA	257	170,514,042.76	100.00
Total	257	170,514,042.76	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
501,000 - 550,000	62	32,584,863.09	19.11
550,001 - 600,000	57	33,026,371.81	19.37
600,001 - 650,000	73	46,168,330.52	27.08
650,001 - 700,000	7	4,704,515.48	2.76
700,001 - 750,000	12	8,812,981.86	5.17
750,001 - 800,000	5	3,836,877.51	2.25
800,001 - 850,000	3	2,534,339.75	1.49
850,001 - 900,000	11	9,601,541.32	5.63
900,001 - 950,000	4	3,719,910.74	2.18
950,001 - 1,000,000	14	13,843,746.96	8.12
1,000,001 - 1,050,000	1	1,018,000.00	0.60
1,050,001 - 1,100,000	2	2,171,000.00	1.27
1,150,001 - 1,200,000	1	1,185,000.00	0.69
1,200,001 - 1,250,000	1	1,215,000.00	0.71
1,400,001 - 1,450,000	2	2,840,000.00	1.67
1,450,001 - 1,500,000	1	1,496,563.72	0.88
1,750,001 - 1,755,000	1	1,755,000.00	1.03
Total	257	170,514,042.76	100.00

CURRENT MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.075 - 3.250	2	1,441,749.00	0.85
3.251 - 3.500	33	23,764,396.57	13.94
3.501 - 3.750	45	29,530,406.63	17.32
3.751 - 4.000	47	31,561,577.13	18.51
4.001 - 4.250	52	32,407,613.09	19.01
4.251 - 4.500	49	32,989,628.57	19.35
4.501 - 4.750	23	14,203,361.03	8.33
4.751 - 4.975	6	4,615,310.74	2.71
Total	257	170,514,042.76	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	257	170,514,042.76	100.00
Total	257	170,514,042.76	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
356	1	627,455.75	0.37
357	25	16,828,443.42	9.87
358	140	92,279,208.59	54.12
359	91	60,778,935.00	35.64
Total	257	170,514,042.76	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	159	106,725,660.00	62.59
PUD	72	48,495,235.45	28.44
Condominium	14	7,939,100.00	4.66
Two-Four Family	9	5,359,047.31	3.14
Townhouse	3	1,995,000.00	1.17
Total	257	170,514,042.76	100.00

PURPOSE CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	115	72,621,093.64	42.59
Purchase	87	58,037,414.20	34.04
Rate/Term Refinance	55	39,855,534.92	23.37
Total	257	170,514,042.76	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	251	166,793,192.76	97.82
Investor	3	1,907,500.00	1.12
Second Home	3	1,813,350.00	1.06
Total	257	170,514,042.76	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	204	136,338,268.69	79.96
Full/Alternate	47	30,468,753.14	17.87
No Income / No Asset	3	1,963,270.93	1.15
Fast Forward	2	1,170,000.00	0.69
Limited Documentation	1	573,750.00	0.34
Total	257	170,514,042.76	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	214	142,459,994.58	83.55
Silent Second	43	28,054,048.18	16.45
Total	257	170,514,042.76	100.00

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.850 - 2.000	2	1,441,749.00	0.85
2.001 - 2.250	33	23,764,396.57	13.94
2.251 - 2.500	45	29,530,406.63	17.32
2.501 - 2.750	47	31,561,577.13	18.51
2.751 - 3.000	52	32,407,613.09	19.01
3.001 - 3.250	49	32,989,628.57	19.35
3.251 - 3.500	23	14,203,361.03	8.33
3.501 - 3.750	6	4,615,310.74	2.71
Total	257	170,514,042.76	100.00

MAXIMUM MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.750 - 8.750	8	5,491,425.49	3.22
8.751 - 9.000	180	119,898,089.40	70.32
9.001 - 9.250	1	637,860.00	0.37
9.251 - 9.500	1	573,000.00	0.34
9.751 - 9.950	67	43,913,667.87	25.75
Total	257	170,514,042.76	100.00

ORIGINAL LTV RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
29.14 - 30.00	2	1,252,000.00	0.73
35.01 - 40.00	4	2,786,625.49	1.63
45.01 - 50.00	1	655,000.00	0.38
50.01 - 55.00	5	3,487,031.38	2.05
55.01 - 60.00	15	15,071,863.30	8.84
60.01 - 65.00	23	16,872,086.94	9.89
65.01 - 70.00	65	45,704,674.32	26.80
70.01 - 75.00	76	44,907,968.36	26.34
75.01 - 80.00	66	39,776,792.97	23.33
Total	257	170,514,042.76	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
620 - 625	3	1,698,740.04	1.00
626 - 650	31	18,216,978.25	10.68
651 - 675	54	34,234,380.02	20.08
676 - 700	52	37,126,204.26	21.77
701 - 725	33	22,909,273.46	13.44
726 - 750	42	27,324,627.15	16.02
751 - 775	29	20,614,093.27	12.09
776 - 800	8	5,021,996.31	2.95
801 - 819	5	3,367,750.00	1.98
Total	257	170,514,042.76	100.00

PREPAY PENALTY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	28	18,710,141.49	10.97
12	74	50,290,458.47	29.49
36	155	101,513,442.80	59.53
Total	257	170,514,042.76	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	153	101,991,235.78	59.81
Florida	16	10,278,875.73	6.03
New Jersey	12	8,237,750.00	4.83
New York	10	7,533,263.72	4.42
Colorado	12	7,399,827.39	4.34
Virginia	6	3,349,478.72	1.96
Michigan	4	2,870,531.86	1.68
Connecticut	4	2,863,750.00	1.68
Illinois	3	2,535,000.00	1.49
Minnesota	4	2,252,744.50	1.32
Indiana	3	1,856,683.09	1.09
Washington	2	1,772,200.00	1.04
Oregon	2	1,620,677.51	0.95
Texas	2	1,204,577.08	0.71
Maryland	2	1,166,000.00	0.68
Kansas	1	1,091,000.00	0.64
South Carolina	2	1,080,868.21	0.63
Rhode Island	2	1,063,350.00	0.62
Pennsylvania	2	1,060,000.00	0.62
Ohio	2	1,037,000.00	0.61
Nevada	2	1,037,000.00	0.61
District of Columbia	1	979,000.00	0.57
Delaware	1	865,000.00	0.51
Georgia	1	755,000.00	0.44
Hawaii	1	742,000.00	0.44
Tennessee	1	630,000.00	0.37
Wisconsin	1	594,000.00	0.35
Massachusetts	1	590,400.00	0.35
Idaho	1	532,500.00	0.31
Arizona	1	513,500.00	0.30
Kentucky	1	506,529.17	0.30
Montana	1	504,300.00	0.30
Total	257	170,514,042.76	100.00

Maximum

$1,755,000.00

$1,755,000.00

4.975 %

3.750 %

9.950 %

80.00 %

110.00 %

7.50 %

60

819

360 months

359 months

1 months

1 months

Jun 01, 2004

May 01, 2034